                                                        Rule 424(b)(1)
                                                        File No. 33-63241

[LOGO]
                                  $100,000,000

                            Quaker State Corporation

                             6 5/8 % Notes Due 2005
         Interest payable April 15 and October 15 Due October 15, 2005

                               ------------------

The Notes will be redeemable in whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted, on a semiannual basis, at the Treasury Yield (as defined herein) plus 15 basis points, together with accrued interest to the date of redemption. The Notes will not be subject to any sinking fund.

The Notes will be represented by one or more Global Securities (as defined herein) registered in the name of the nominee of The Depository Trust Company
   ("DTC"). Except as provided herein, Notes in definitive form will not be issued. Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until Maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. See "Description of Notes" herein.

The Notes have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
       HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION PASSED UPON THE ACCURACY OR AD-
              EQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                 TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                               Underwriting
                                                 Price to      Discounts and      Proceeds to
                                                 Public(1)      Commissions      Company(1)(2)
                                                 ---------     -------------     -------------
Per Note.....................................    99.386%       .650%             98.736%
Total........................................    $99,386,000   $650,000          $98,736,000

(1) Plus accrued interest, if any, from October 23, 1995.
(2) Before deduction of expenses payable by the Company estimated at $400,000.

                               ------------------

     The Notes are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Notes, in book-entry form, will be made through the facilities of DTC on or about October 23, 1995, against payment in immediately available funds.

CS First Boston                                      J.P. Morgan Securities Inc.

               The date of this Prospectus is October 18, 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Room 1400, 7 World Trade Center, Suite 1300, New York, New York 10048, and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104, on which exchanges the common stock of the Company is listed.

     This Prospectus does not contain all information set forth in the Registration Statement on Form S-3 and Exhibits thereto which the Company has filed with the Commission, certain portions of which have been omitted pursuant to the Rules and Regulations of the Commission, and to which reference is hereby made.

                     INFORMATION INCORPORATED BY REFERENCE

     The Company hereby incorporates into this Prospectus by reference the following documents filed with the Commission:

          (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1994;

          (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1995; and

          (iii) the Company's Current Reports on Form 8-K, dated July 24, 1995 and August 21, 1995 and Current Report on Form 8-K/A1, dated September 20, 1995.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes covered by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated by reference in the Registration Statement of which this Prospectus is a part, other than exhibits to such information unless specifically incorporated by reference in such information. Written requests should be addressed to: Quaker State Corporation, 255 Elm Street, Oil City, Pennsylvania 16301, Attention: Secretary. Telephone requests may be directed to (814) 676-7676.

                                  THE COMPANY

     Quaker State Corporation ("Quaker State" or the "Company") is a leading producer and marketer of branded and private label motor oils and other lubricants. The Company also operates fast lube centers throughout the United States and Canada, manufactures and sells vehicular safety lighting equipment and operates a materials handling facility in Canada.

     The Company's Motor Oil Division produces, markets and distributes major national brand, private label and proprietary brand lubricants and other automotive aftermarket products. The base oil stocks used in Quaker State lubricants are blended with additives and packaged at manufacturing facilities operated by the Company in the United States and Canada. Approximately one-quarter of the base oil stocks used by the Company are produced at its Congo refinery in West Virginia. The Motor Oil Division also provides collection, transportation and recycling services for used oil, brake fluid, antifreeze and filters in certain regions of the United States. During the first six months of 1995, revenues from the Motor Oil Division comprised approximately 78% of the Company's total revenues from continuing operations.

     Quaker State believes that, through its fast lube subsidiaries ("Q Lube"), it is one of the largest operators of fast lube centers in the United States. Fast lube centers offer consumers quick and economical oil changes and related services for passenger vehicles. As of June 30, 1995, there were 434 Q Lube stores in the United States, of which 326 were owned or leased and operated by Q Lube and 108 were operated by franchisees. These stores are located in 24 states, primarily in the West, Midwest and Southeast. The Company also has 26 fast lube centers in the Province of Ontario that are owned and operated or franchised through a joint venture. During the first six months of 1995, revenues from Q Lube comprised approximately 12% of the Company's total revenues from continuing operations.

     The Company's Truck-Lite subsidiary manufactures safety lighting equipment for trucks and automobiles, which is sold to original equipment manufacturers and replacement parts distributors. During the first six months of 1995, revenues from Truck-Lite comprised approximately 10% of the Company's total revenues from continuing operations.

     The Company also operates an iron ore pellet and potash terminal and a bulk materials handling dock accessible to Lake Superior at Thunder Bay, Ontario. During the first six months of 1995, revenues from the materials handling operations comprised less than 1% of the Company's total revenues from continuing operations.

     Following the appointment of Herbert M. Baum as Chairman and Chief Executive Officer in June 1993, the Company has taken initiatives to increase its share of the branded motor oil market. These efforts have included introducing new products and repositioning the Company's current product line, extending the Company's existing brands, creating niche markets for the Company's products, offering incentive programs and marketing allowances to customers and independent distributors, and emphasizing the Quaker State name through a new logo, contemporary packaging and increased advertising. According to the NPD Group, Inc., an independent market research firm, the Company's share of the U.S. motor oil market increased from 13.3% for 1992 to 14.9% for the six-month period ended June 30, 1995.

     Quaker State's goal is to continue the growth of its core lubricants and lubricant services businesses and to strengthen further its position as a leading North American motor oil company by capitalizing on the Company's brand name, expanding its Q Lube operations, emphasizing its distribution, customer service and technological capabilities and providing comprehensive lubricant products and services, including the recycling of used oil and related materials.

     Consistent with the Company's focus on its core businesses, Quaker State opportunistically has exited non-core businesses and made selective acquisitions while maintaining a capital structure that the Company believes is conservative. The Company discontinued its coal operations in December 1992; sold its insurance subsidiary, Heritage Insurance Group, Inc. ("Heritage"), in August 1994; and sold most of the assets of its Natural Gas Exploration and Production Division ("E&P") in the third quarter of 1995.

     The Company has made two principal acquisitions which have expanded the product range and distribution capabilities of its Motor Oil Division. First, in September 1994, the Company acquired the Specialty Oil Companies ("Specialty") and Westland Oil Company, Inc. ("Westland"), which together have provided the Company with a substantial private label motor oil business, two additional blending and packaging facilities and a network of approximately 25 sales and distribution operations. In addition, in July 1995, the Company acquired Slick 50, Inc. ("Slick 50"), a producer of automotive engine treatments and related automotive chemicals. While Quaker State believes that acquisitions and divestitures will be an important aspect of its corporate strategy, there can be no assurance that the Company will be successful in finding other suitable acquisition or expansion opportunities or will exit any of its other businesses.

     Quaker State has initiated a restructuring program aimed at integrating its recent acquisitions, consolidating management and administrative activities and streamlining operations. As part of these efforts, in April 1995, the Company announced plans to relocate its corporate headquarters, the headquarters of its Motor Oil Division and the headquarters of certain of its subsidiaries to the Dallas, Texas area by early 1996. The Company currently estimates that, following the anticipated completion of its restructuring program in 1996 (other than certain actions relating to Q Lube, which are expected to continue beyond the end of 1996), it will realize an annualized reduction in operating costs of up to $10 million.

     The Company, a Delaware corporation formed in 1931, has its principal executive offices at 255 Elm Street, Oil City, Pennsylvania 16301. Its telephone number is (814) 676-7676.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes are estimated to be approximately $98.3 million, of which approximately $56 million will be used to prepay the Company's outstanding Senior Notes due 2002 which bear interest at a fixed rate of 8.73%. The remainder of the net proceeds will be used for general corporate purposes, acquisitions, capital expenditures or the reduction of other indebtedness. Funds not required immediately for such purposes may be invested temporarily in short-term marketable securities. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of the Company and the availability of other funds. The Company considers certain acquisitions from time to time but currently has no specific plans to enter into any such transactions.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of August 31, 1995, and as adjusted to reflect the sale of the Notes offered hereby and the application of a portion of the net proceeds to prepay the Company's outstanding Senior Notes due 2002. (See "Use of Proceeds.") This table should be read in conjunction with the Consolidated Financial Statements of the Company included in this Prospectus.

                                                                             AUGUST 31, 1995
                                                                               (UNAUDITED)
                                                                          ----------------------
                                                                          ACTUAL     AS ADJUSTED
                                                                          ------     -----------
                                                                          (DOLLARS IN MILLIONS)
Cash....................................................................  $ 52.2       $  94.5
                                                                           =====         =====
Short-term Debt.........................................................  $  4.3       $   4.3
                                                                           =====         =====
Long-term Debt:
  Revolving credit loan due 1998(1).....................................      --            --
  Revolving credit loan due 1997(2).....................................     9.0           9.0
  8.73% Senior Notes Due 2002...........................................    50.0            --
  6 5/8% Notes Due 2005.................................................      --         100.0
  Other.................................................................    12.2          12.2
                                                                           -----         -----
     Total Long-term Debt...............................................    71.2         121.2
Total Stockholders' Equity..............................................   281.5         281.5
                                                                           -----         -----
Total Capitalization....................................................  $352.7       $ 402.7
                                                                           =====         =====

---------------
(1) Revolving credit loan of the Company. On October 4, 1995, the Company terminated its revolving credit agreement and executed a new $45.0 million credit agreement due on September 28, 1996.

(2) Revolving credit loan of Westland.

                         SELECTED FINANCIAL INFORMATION

     The following table sets forth summary financial information relating to the Company. The summary financial data for the five years ended December 31, 1994 are derived from the Consolidated Financial Statements of the Company which have been audited by Coopers & Lybrand L.L.P., independent certified public accountants to the Company. In the third quarter of 1995, the Company sold most of the assets of E&P. Accordingly the operating results of E&P have been excluded from continuing operations and reclassified as discontinued operations on the following table for the six months ended June 30, 1995 and 1994 and the five years ended December 31, 1994. The financial data for the six-month periods ended June 30, 1995 and 1994 are derived from the unaudited consolidated financial statements of the Company. Operating results for the six months ended June 30, 1995 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1995. The data should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Prospectus.

                                                                                                             SIX MONTHS
                                                             YEAR ENDED DECEMBER 31,                       ENDED JUNE 30,
                                             -------------------------------------------------------     -------------------
                                              1994        1993        1992        1991        1990        1995        1994
                                             -------     -------     -------     -------     -------     -------     -------
                                                                          (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA
Total revenues.............................   $739.5      $612.7      $596.7      $582.0      $654.6      $502.8      $332.1
Costs and expenses
  Cost of sales and operating costs........    503.5       421.9       408.8       399.7       473.2       354.1       220.5
  Selling, general and administrative......    193.4       156.4       158.9       139.7       140.1       115.7        90.8
  Depreciation and amortization ...........     21.8        19.2        20.1        20.1        20.8        14.6        10.0
  Interest.................................      5.1         5.7         4.8         4.6         5.2         3.1         2.4
  Unusual items............................       --          --         3.2          --        (5.4)       15.8          --
Income from continuing operations before
  income taxes.............................     15.7         9.5         0.9        17.9        20.7        (0.5)        8.4
Provision for (benefit from) income
  taxes....................................      6.2         2.5         0.2         7.5         7.5        (0.2)        4.7
                                              ------      ------      ------      ------      ------      ------      ------
Income (loss) from continuing operations...      9.5         7.0         0.7        10.4        13.2        (0.3)        3.7
Income (loss) from discontinued operations
  (net of taxes)...........................      9.3         6.7       (31.9)        5.1         6.4         2.7         7.0
Cumulative effect of accounting changes....       --          --       (62.6)        7.2          --          --          --
                                              ------      ------      ------      ------      ------      ------      ------
Net income (loss)..........................    $18.8       $13.7      $(93.8)      $22.7       $19.6        $2.4       $10.7
                                              ======      ======      ======      ======      ======      ======      ======
BALANCE SHEET DATA
Cash and cash equivalents..................   $ 29.8      $ 15.6      $ 41.3      $ 15.1      $ 12.1      $ 11.6      $  8.8
Working capital............................    101.4        35.4        74.9        43.0        41.3       129.9        36.7
Total assets...............................    630.0       783.7       792.8       751.5       757.2       631.7       788.1
Long-term debt.............................     69.5        51.2        73.7        84.1        67.5        68.5        51.2
Total debt.................................     73.2        51.5        79.2        88.9        72.1        71.8        51.3
Stockholders' equity.......................    251.9       188.8       191.2       307.8       304.5       248.4       191.5

                                                                                       SIX MONTHS
                                          YEAR ENDED DECEMBER 31,                    ENDED JUNE 30,
                             --------------------------------------------------     -----------------
                              1994       1993       1992       1991       1990       1995       1994
                             ------     ------     ------     ------     ------     ------     ------
                                                      (DOLLARS IN MILLIONS)
SEGMENT INFORMATION
REVENUES
  Motor Oil................  $541.2     $439.3     $441.0     $444.0     $512.2     $399.5     $235.1
  Q Lube...................   113.7      105.3      104.4       98.5       93.0       60.3       54.1
  Truck-Lite...............    99.6       80.8       63.9       49.9       54.4       49.6       51.2
  Materials Handling.......     3.0        3.0        5.3        5.6        6.1        1.7        1.5
  Intersegment sales.......   (24.9)     (21.3)     (22.0)     (20.4)     (15.8)     (13.9)     (11.8)
                             ------     ------     ------     ------     ------     ------     ------
  Total....................  $732.6     $607.1     $592.6     $577.6     $649.9     $497.2     $330.1
                             ======     ======     ======     ======     ======     ======     ======
OPERATING PROFITS
  Motor Oil................  $ 16.4     $ 17.5     $ 23.3     $ 36.8     $ 18.8     $ 12.9     $  8.3
  Unusual item(1)..........    --         --         --         --          5.4       --         --
                             ------     ------     ------     ------     ------     ------     ------
          Total Motor
            Oil............    16.4       17.5       23.3       36.8       24.2       12.9        8.3
  Q Lube...................     5.7        3.1        2.0       (1.1)       6.1        4.1        2.8
  Unusual item(2)..........    --         --         (3.2)      --         --         --         --
                             ------     ------     ------     ------     ------     ------     ------
          Total Q Lube.....     5.7        3.1       (1.2)      (1.1)       6.1        4.1        2.8
  Truck-Lite...............    11.7        5.7       (3.6)      (0.3)       3.9        7.3        7.4
  Materials Handling.......     1.8        1.1        2.1        1.9        2.5        0.5        0.5
                             ------     ------     ------     ------     ------     ------     ------
Total operating profits....    35.6       27.4       20.6       37.3       36.7       24.8       19.0
                             ------     ------     ------     ------     ------     ------     ------
  Corporate income.........     3.2        2.7         .2         .2       --          2.6        1.2
  Interest expense.........    (4.5)      (5.4)      (4.3)      (3.3)      (3.3)      (3.0)      (2.3)
  Corporate expense........   (18.6)     (15.2)     (15.6)     (16.3)     (12.7)      (9.1)      (9.5)
  Unusual item(3)..........    --         --         --         --         --        (15.8)      --
                             ------     ------     ------     ------     ------     ------     ------
  Income from continuing
     operations before
     income taxes..........  $ 15.7     $  9.5     $  0.9     $ 17.9     $ 20.7     $ (0.5)    $  8.4
                             ======     ======     ======     ======     ======     ======     ======
OTHER STATISTICS
EBITDA(4)..................  $ 42.6     $ 34.4     $ 29.0     $ 42.6     $ 41.3     $ 33.0     $ 20.8
Capital expenditures(5)....    27.9       18.9       12.7       15.0       23.3       15.7        9.5
Ratio of EBITDA to gross
  interest expense.........     8.4x       6.0x       6.0x       9.3x       7.9x      10.6x       8.7x
Ratio of total debt to
  EBITDA(6)................     1.7x       1.5x       2.7x       2.1x       1.7x       1.1x       1.2x
Ratio of earnings to fixed
  charges..................     2.3x       1.8x       1.1x       2.6x       2.9x       0.9x(7)    2.4x

---------------

(1) Gain on the sale of the McKean, Pennsylvania and Emlenton, Pennsylvania facilities.

(2) In the fourth quarter of 1992, Q Lube recorded a pretax charge of $3.2 to reserve for the future replacement of signage and other assets impaired by the planned conversion of existing Minit-Lube stores into the Q Lube format.

(3) The restructuring charge of $15.8 includes $9.3 that relates to the Motor Oil Division.

(4) EBITDA means income from continuing operations before interest expense, taxes, unusual items, depreciation and amortization. EBITDA is used as a measure of the Company's debt service ability. EBITDA should not be construed as an alternative to cash flows from operating activities or as an indicator of operating performance.

(5) For continuing operations.

(6) For purposes of this computation, EBITDA for the six months ended June 30, 1994 and June 30, 1995 have been annualized.

(7) Ratio is less than one as a result of the $15.8 restructuring charge recorded in the second quarter of 1995 which impacted earnings.

                                    BUSINESS

MOTOR OIL

     The Company's Motor Oil Division produces, markets and distributes major national brand, private label and proprietary brand lubricants and other automotive aftermarket products. Lubricants produced by the Company include motor oils, transmission fluids, gear lubricants for automobiles and trucks, as well as specialty lubricants designed for sport-utility vehicles, marine craft, farm equipment, motorcycles, snowmobiles and other types of vehicles. Quaker State also sells certain by-products of its refining process, such as gasoline, fuel oils (diesel fuel and heating oils) and kerosene, which are not used in the manufacture of its lubricants. Greases and some specialty lubricants sold by Quaker State are made by others to the Company's specifications. In addition, the Company purchases and resells automotive consumer products such as oil, air and fuel filters, antifreeze, brake and power steering fluids, fuel additives, spray lubricants and cleaners and automotive undercoatings. The Company's products are sold under the Quaker State, Slick 50 and certain private label and proprietary brand names.

     Recent Acquisitions. The Company has made two principal acquisitions which have expanded the product range and distribution capabilities of its Motor Oil Division.

     In September 1994, the Company acquired Specialty, which had been the Company's largest independent distributor, and Westland, a related blending and packaging company, in a combined transaction for total consideration of approximately $119.0 million, consisting of $20.0 million in cash, 4,000,000 shares of Quaker State common stock, approximately $1.5 million for the purchase of certain related equipment and approximately $40.0 million of assumed indebtedness. The Specialty and Westland acquisitions have significantly increased the size of the Company's lubricants business by providing the Company with an extended product portfolio in branded and private label niche markets, a stronger distribution network and greater operating efficiencies. These acquisitions also have provided Quaker State with a significant presence in the fleet, commercial and industrial markets. Through the Environmental Services Division of Specialty, Quaker State provides collection, transportation and recycling services for used oil, brake fluid, antifreeze and oil filters in certain regions of the country.

     In July 1995, the Company acquired Slick 50, a manufacturer of automotive engine treatments and related automotive chemicals, for total consideration consisting of approximately $22.0 million in cash, 1,260,403 shares of Quaker State common stock and approximately $11.0 million in satisfaction of certain Slick 50 indebtedness. Additional consideration may be payable in the event that certain financial performance levels are achieved by Slick 50 during the fiscal years ending December 31, 1996, 1997 and 1998, subject to offset for indemnification obligations of Slick 50 stockholders. Through the acquisition of Slick 50, the Company's product line has been expanded to include automotive engine treatments and related chemicals. Slick 50 had revenues of approximately $39.1 million and $89.1 million for the six months ended June 30, 1995 and the fiscal year ended December 31, 1994, respectively. In connection with the Slick 50 acquisition, the Company increased its goodwill and other intangible assets by approximately $50.0 million which will be amortized on a straight line basis over periods not exceeding 40 years.

     Raw Materials. Motor oils are produced by blending additives with base oil stocks which are refined from crude oil. Quaker State's motor oils are made from base oil stocks produced at its Congo refinery located in Newell, West Virginia or purchased from other refiners. Currently, approximately one-quarter of the Company's base oil stock requirements are produced at the Congo refinery.

     The Congo refinery is designed to produce base oil stocks specifically from Pennsylvania Grade crude oil. Quaker State purchases most of its crude oil requirements from suppliers with which Quaker State has been doing business for many years. During 1994, Quaker State purchased Pennsylvania Grade crude oil from approximately 1,400 producers, the largest of which accounted for approximately 12% of Quaker State's purchases. Purchases are made pursuant to informal arrangements which may be terminated at any time or pursuant to joint venture, operating, farmout or similar agreements under which Quaker State has the contractual right to purchase the crude oil, if produced. Raw materials other than crude oil consist primarily of base oil stocks produced by other refiners, chemicals, fuels and additives, all of which are currently available from a number of sources. During the first six months of 1995, the weighted average price per barrel of crude oil purchased by Quaker State was $17.27.

     Availability of Pennsylvania Grade crude oil depends primarily on the price which purchasers, including Quaker State, are willing to pay, which in turn depends on the prevailing world market prices for all types of crude oil. Although the available supply of Pennsylvania Grade crude oil has been declining for some time and is expected to continue to decline, Quaker State believes that an adequate supply of Pennsylvania Grade crude oil will be available for the Congo refinery for the near future. The Company is studying the cost and availability of alternatives for the Congo refinery.

     Manufacturing. The Congo refinery, which was built in 1971, remains one of the newer lubricant stock refineries in the United States. The Company believes the Congo refinery has sufficient capacity to meet currently planned production requirements. During the year ended December 31, 1994, 3,919,000 barrels of Pennsylvania Grade crude oil were processed at the Congo refinery. A portion of the base oil stocks produced at the Congo refinery are also sold to third parties. As of June 30, 1995, gasoline, fuel oils and kerosene, which are by-products of the refining process, accounted for approximately 56% of the output (by volume) of the Congo refinery. Wax is also a by-product of the refining process and is sold to third parties.

     Quaker State owns and operates blending and packaging plants, where it blends base oil stocks with chemical additives to produce motor oils, at the Congo refinery and in Vicksburg, Mississippi, Carson, California, San Antonio, Texas, and Burlington, Ontario. The Company also blends base oil stocks and chemical additives into finished lubricants and related products and packages its products at a leased blending and packaging plant in Shreveport, Louisiana. The Company has announced plans for a development project at the Red River port in Shreveport, Louisiana which will serve as its lubricants manufacturing and technical headquarters. The port development project is subject to a number of conditions, including the availability of state and local funding for land and certain infrastructure which, to date, have not been finalized.

     Domestic Sales. Quaker State sells motor oils and other lubricants and automotive consumer products through independent distributors and directly to retailers, including national and regional chain stores and fast lube centers. Direct sales are also made to resellers and end users primarily in large metropolitan areas. Resellers include wholesalers, and end users include industrial and commercial accounts and fleet customers.

     Independent distributors resell to service stations, retailers, automobile dealers, repair shops, fast lube centers, automobile parts stores, retail food chains, fleet and commercial customers and wholesale outlets. Independent distributors sell motor oils and lubricants produced by other companies in addition to Quaker State products. As of June 30, 1995, Quaker State had 97 independent distributors which sell its products throughout all 50 states. These independent distributors accounted for approximately 25% of Quaker State's total branded motor oil sales revenues in the United States during the first six months of 1995.

     Gasoline, fuel oils and kerosene are sold F.O.B. the Congo refinery to wholesalers located primarily in Ohio, Pennsylvania and West Virginia.

     Foreign and Export Sales. Quaker State sells its motor oils in over 74 foreign countries through subsidiaries and independent distributors. The Company also exports small amounts of greases, gear lubricants and automotive consumer products, such as filters and chemicals. During the first six months of 1995 and the three years ended December 31, 1994, total revenues from foreign operations, including export sales, were approximately $35.7 million, $68.7 million, $55.4 million and $47.4 million, respectively. The largest component of these revenues was attributable to sales in Canada.

     Quaker State believes that its motor oils are the largest selling independent branded motor oil in Canada as well as the leading private brand in Mexico and the Dominican Republic. During 1994 and the first six months of 1995, a significant part of the Company's export sales also were made to Guatemala, Ecuador, Poland, Sweden and Taiwan. Efforts are being made to increase export sales by strengthening management, adding distributors and entering into joint ventures with current distributors and others.

     Sales in Canada are made primarily through independent distributors under contract with the Company's Canadian subsidiary, but are also made directly to customers. The Company sells branded motor oils in Japan through a subsidiary. Sales in Mexico are made through a licensee.

     Marketing. Quaker State aggressively markets its branded lubricants and automotive consumer products. The Company believes that the motor oil business is brand-driven and has created a marketing strategy which focuses on the establishment of a unique identity for the Company's products. In particular, Quaker State relies heavily on media advertising to project the quality image of its motor oils and other products. In addition to media advertising, the Company's marketing efforts include sponsorship of automobile racing teams, participation in automotive trade shows and distribution of promotional materials. Quaker State also provides marketing allowances to its customers and has incentive programs for its direct retail customers and independent distributors.

     Following the introduction of Quaker State's new logo in late 1993, the Company developed a contemporary design for its packaging to heighten the visibility of Quaker State products. In the spring of 1994, the Company launched its "Intelligent Oil" advertising campaign which promotes the Quaker State brand as a high-tech motor oil that adapts to the changing needs of automotive engines. In the fall of 1994, the Company introduced Quaker State 4X4 motor oil, a brand designed to meet the needs of sport-utility vehicles.

     Quaker State has trademark registrations in effect or applications pending covering the use of its trademarks "Quaker State," "Quaker State 4X4," "Slick 50," "Lubriguard," "Itasca" and other product names, logos and designs utilized in connection with the sale of its products. The trademark registrations expire at various dates, but in each case may be renewed.

Q LUBE

     Quaker State believes that, through its fast lube subsidiaries, Q Lube, Inc. and McQuik's Oilube, Inc. (collectively, "Q Lube"), it is one of the largest operators of fast lube centers in the United States. Fast lube centers offer consumers quick and economical oil changes and related services for passenger vehicles. As of June 30, 1995, there were 434 Q Lube stores in the United States, of which 326 were owned or leased and operated by Q Lube and 108 were operated by franchisees. These stores are located in 24 states, primarily in the West, Midwest and Southeast. In addition, Q Lube owns and operates or franchises 26 fast lube centers in Ontario, Canada through a joint venture. Quaker State supplies most of the motor oils used and sold in the Q Lube stores, which, collectively, are the largest purchasers of Quaker State motor oils sold in bulk.

     Fast lube operations have experienced significant growth over the past several years as the installed ("do-it-for-me") segment of the motor oil market has become more in demand by consumers. As a result, the "do-it-for-me" segment of the motor oil market has outpaced the "do-it-yourself" segment, capturing approximately 42% of the motor oil market in 1994, as compared to 27% of the motor oil market in 1985. In 1994, sales in the "do-it-for-me" segment of the motor oil market increased more than 4%. The Company's Q Lube operations recorded an 8% increase in revenues in 1994 and an 11% increase for the first six months of 1995.

     Certain of the Company's fast lube centers are operated under the names McQuik's Oilube and Quaker State Minit Lube. In 1992, the Company began conversion of its fast lube centers to the name Q Lube in order to emphasize the relationship between Quaker State and its fast lube centers. As of June 30, 1995, approximately 55% of Company-operated centers were operated under the Q Lube name. The Company plans to complete the conversion of the remaining Company-operated centers by 1997.

     In September 1994, Q Lube entered into a license agreement with Interline Resources Corporation ("Interline") which provides for the use by Q Lube of Interline's re-refining technology for the conversion of waste oil into reusable products in the United States, Canada and Mexico. Q Lube's construction of its first used oil recovery unit utilizing the technology is nearing completion. Construction of any additional units will depend upon, among other things, the operating results of the first unit.

TRUCK-LITE

     Truck-Lite Co., Inc. ("Truck-Lite"), a subsidiary of Quaker State, manufactures safety lighting equipment for trucks and automobiles, which is sold to original equipment manufacturers and replacement parts distributors. Truck-Lite's product line consists of custom-designed safety and interior lights for passenger cars, light trucks and vans; sealed and bulb replaceable stop, turn and indicator lights for heavy-duty trucks; and sealed wiring harness systems for heavy-duty truck trailers. The Company plans to emphasize the heavy-duty truck and truck trailer lighting businesses which the Company believes offer more attractive margins than Truck-Lite's other product lines.

     Most of Truck-Lite's products for passenger cars, light trucks and vans are manufactured and distributed from a Company owned and operated facility in Falconer, New York. Most of the products for heavy-duty trucks and truck trailers are manufactured at a leased facility in McElhattan, Pennsylvania and a Company-owned facility in Wellsboro, Pennsylvania and distributed from leased distribution centers in McElhattan, Pennsylvania and Sacramento, California.

MATERIALS HANDLING

     Quaker State's subsidiary, Valley Camp, Inc., operates an iron ore pellet and potash terminal and a bulk materials handling dock accessible to Lake Superior at Thunder Bay, Ontario, pursuant to a contract scheduled to expire on December 31, 1997. The Company currently plans to renew the contract, provided favorable terms can be negotiated.

DIVESTITURES AND DISCONTINUED OPERATIONS

     Consistent with the Company's focus on its core lubricants and lubricant services businesses, Quaker State opportunistically has exited certain of its non-core businesses during the past several years.

     Natural Gas Exploration and Production Division. In the third quarter of 1995, Quaker State sold most of the assets of E&P for approximately $65.2 million (net gain of approximately $11.2 million after taxes), subject to certain adjustments. The sales included interests in approximately 1,460 producing oil and gas wells in New York, Ohio, Pennsylvania and West Virginia, approximately 250,000 leasehold acres, gas-gathering lines, and approximately 10,000 timber acres.

     Insurance. From 1984 to 1994, Quaker State was engaged in the insurance business, including credit life insurance, accident and health insurance and specialty indemnity coverages for automobiles and consumer appliances, through Heritage. In August 1994, Quaker State sold Heritage for approximately $82.0 million after satisfaction of certain intercompany obligations.

     Coal. From 1976 to 1992, Quaker State was engaged in coal operations through its subsidiary, The Valley Camp Coal Company ("Valley Camp"). In December 1992, Valley Camp discontinued its coal operations. Reclamation work continues at the mines formerly operated by two of Valley Camp's subsidiaries, as do sales of the remaining assets related to the discontinued coal operations.

COST REDUCTION AND RELOCATION

     Quaker State has initiated a restructuring program aimed at integrating its recent acquisitions, consolidating management and administrative activities and streamlining operations. As part of these efforts, in April 1995, the Company announced plans to relocate its corporate headquarters, the headquarters of its Motor Oil Division and the headquarters of certain of its subsidiaries to the Dallas, Texas area by early 1996. The Company currently estimates that, following the anticipated completion of its restructuring program in 1996 (other than certain actions relating to Q Lube, which are expected to continue beyond the end of 1996), it will realize an annualized reduction in operating costs of up to $10 million. (See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS --Six Months Ended June 30, 1995 Compared to Six Months Ended June 30, 1994 -- Consolidated Review of Operations.")

COMPETITION

     The branded motor oil business is highly competitive. In the United States, the major competitors of Quaker State and their principal brands of motor oil are Pennzoil Company (Pennzoil), Ashland Inc. (Valvoline), Texaco Inc. (Havoline) and Burmah Castrol PLC (Castrol). In foreign countries, Quaker State competes with foreign manufacturers (including some that are government-owned) and with its major U.S. competitors. The principal methods of competition in the branded motor oil business are product quality, distribution capability, advertising and sales promotion. Many of the competitors, particularly the major integrated oil companies, have greater motor oil production capacities and financial resources substantially greater than those of the Company. Quaker State also competes with Pennzoil Company and Witco Corporation in the purchase of Pennsylvania Grade crude oil.

     In the sale of private label lubricants, Quaker State competes with a number of small blending and packaging companies. The principal methods of competition are product quality and price. In the waste oil collection, transportation, management and recycling business, Quaker State competes with Safety-Kleen Corp., International Petroleum Corp., the First Recovery, Inc. division of Ashland Inc. and a number of regional waste oil haulers. The principal methods of competition are reliability and quality of service and price.

     The fast lube business is also highly competitive. The major competitors of Quaker State are Jiffy Lube International, Inc. (a subsidiary of Pennzoil Company) and Ashland Inc. through its Valvoline Instant Oil Change centers. There are also a significant number of independent fast lube chains operating on a local or regional basis. In addition to competing with other fast lube centers, Q Lube competes with local automobile dealers, service stations and garages. The principal methods of competition are quality of service, price and sales promotion.

     The market for vehicular safety lighting equipment is highly competitive. Truck-Lite competes with other independent manufacturers including Grote Industries, Inc., Peterson Manufacturing Co., Inc. and the Signal-Stat Division of Federal-Mogul Corporation, as well as with companies owned by truck and automobile manufacturers. The principal methods of competition are quality, price, delivery and technical innovation.

GOVERNMENT REGULATION

     Environmental. Quaker State and its subsidiaries are subject to extensive federal, state and local laws and regulations governing, among other things, air emissions, waste water discharges, hazardous materials, land use, waste management and employee health and safety. In particular, these laws and regulations affect motor oil refining and manufacturing operations, natural gas and crude oil producing activities, used oil and other automotive fluids collection and fast lube operations. In motor oil refining and manufacturing, permits are required for, among other things, the discharge of waste water, air emissions and for hazardous waste activities. In natural gas and crude oil production, the laws and regulations relate principally to the discharge of crude oil, the disposal of wastes such as brine from drilling operations and the cleanup and plugging of wells upon abandonment of producing properties. Regulations govern the collection, transportation and disposition of used motor oil and other automotive fluids. Federal regulations impose standards for tanks and tank farms storing these materials, recordkeeping and labelling requirements and management standards. In the fast lube operations, waste management regulations apply to the handling and disposition of used motor oil and filters, other petroleum products and antifreeze. While the Company does not believe that current and anticipated future environmental compliance requirements are likely to have a material adverse effect upon its financial position, environmental laws and regulations are subject to frequent change and have become more stringent in recent years so that there can be no assurance that future environmental requirements would not have a material adverse effect on the Company's future quarterly or annual results of operations or cash flows.

     Certain environmental laws, such as the federal Superfund law, can impose joint and several liability for the cleanup of hazardous waste sites upon certain statutorily defined categories of parties regardless of the lawfulness of the original activity or disposal. Quaker State and certain of its subsidiaries have received notices from the U.S. Environmental Protection Agency (the "EPA") and similar state agencies that they may be responsible for response and cleanup costs with respect to certain Superfund and state waste sites. Although the Company does not anticipate, based on current information, that environmental liabilities associated with third party waste sites or currently or formerly owned properties are likely to have a material adverse effect upon its financial position, there can be no assurance that new or changed remediation requirements, information regarding site conditions or liability allocations would not have a material adverse effect upon the Company's future quarterly or annual results of operations or cash flows. (See "Legal Proceedings" and "Capital Expenditures.")

     Other. Truck-Lite's products are subject to regulations of the U.S. Department of Transportation that govern the brightness, placement and physical durability of vehicular lighting.

CAPITAL EXPENDITURES

     In April 1995, the Company announced plans for a $25 million development project for the Red River port in Shreveport, Louisiana which will serve as the Company's lubricants manufacturing and technical headquarters. The port development will include a blending, packaging and warehousing facility in Shreveport, as well as a laboratory and tank farm near the Red River. In addition, the Company plans to improve and upgrade existing plant and facilities, and construct additional storage tanks and bulk loading and unloading facilities near the Red River. The port development project is subject to a number of conditions, including the availability of state and local funding for land and certain infrastructure which, to date, have not been finalized.

     Capital expenditures in 1995 are anticipated to be $39.7 million, of which approximately $16.2 million was incurred as of June 30, 1995. Approximately 62% is planned for use by the Motor Oil Division primarily for manufacturing upgrades and capital commitments to enhance long-term branded motor oil volumes. Another 21% is allocated to Q Lube to convert Company stores to the new Q Lube format. The total planned capital expenditures for 1995 includes approximately $4.5 million related to the $25 million development project in Shreveport, Louisiana which should commence in the fourth quarter of 1995.

     Capital expenditures for pollution control facilities during the first six months of 1995 and the three years ended December 31, 1994 were $1.3 million, $3.2 million, $1.8 million and $2.0 million, respectively. Capital expenditures for pollution control facilities during the remainder of 1995 are expected to amount to approximately $1.4 million. Capital expenditures for pollution control facilities in 1994, 1993 and 1992 included upgrading and replacing underground storage tanks in Q Lube's operations. During the three years ended December 31, 1994, expenditures were made in connection with new drilling by E&P which was sold in the third quarter of 1995. Anticipated expenditures in 1995 for pollution control facilities include expenditures related to continued upgrading and replacement of underground storage tanks in the Q Lube operations and the installation of new boiler stacks, monitoring equipment and flow meters at the Congo refinery to comply with the federal Clean Air Act.

LEGAL PROCEEDINGS

     In December 1993, the United States commenced a lawsuit against the Company in the U.S. District Court for the Northern District of West Virginia. The complaint alleges the Company violated the federal Resource Conservation and Recovery Act and the Clean Air Act at the Congo refinery on various dates starting in 1980 and seeks civil penalties not to exceed $25 thousand per day for each violation. While the Company intends to defend this lawsuit vigorously, it has engaged in settlement discussions with the EPA. In 1994, the Company accrued $1.0 million in accordance with its estimate of the probable liability associated with this lawsuit. In recent settlement discussions, the Company has proposed supplemental environmental projects and waste water treatment plant modifications as part of its settlement proposal which would be implemented over time and which could cost the Company a total of approximately $2.0 million to $3.0 million.

     Quaker State and certain of its subsidiaries have received notices from the EPA and a similar state agency that they may be responsible for response and cleanup costs with respect to certain Superfund sites.

     The Company has been named as a party or a potentially responsible party in a number of government and private actions based on environmental laws and regulations. The Company anticipates future liability for long-term remediation or reclamation at certain formerly owned facilities, including three refineries and various coal operations.

     In April 1994, class actions were commenced in the U.S. District Court for the Western District of Pennsylvania against the Company and two other refiners of Pennsylvania Grade crude oil. The consolidated amended complaint alleges violations of Section 1 of the Sherman Act based upon an allegation that the defendants, since at least January 1, 1981, combined and conspired to fix, lower, maintain and stabilize the purchase price of Pennsylvania Grade crude oil purchased from the plaintiffs and others. The plaintiffs purport to represent a class of all persons who sold Pennsylvania Grade crude oil to one or more of the defendants during the period from January 1, 1981 to the present. The complaint alleges that the applicable statute of limitations has been tolled by a fraudulent concealment of the alleged combination and conspiracy. The complaint seeks a class determination, treble damages, an injunction and the recovery of costs, including attorneys' fees. In July 1995, the U.S. District Court certified the proceeding as a class action and denied the defendants' motion for summary judgment, without prejudice to renewal after the close of discovery. Discovery in this proceeding is continuing. The Company believes there is no basis for the allegations in the complaint.

     Quaker State sold its crude oil refinery in St. Mary's, West Virginia in December 1987. The purchaser filed for bankruptcy in December 1988, and in August 1991 the bankruptcy trustee sold the refinery to a second purchaser. In connection with this transaction, Quaker State provided certain indemnities with respect to the environmental conditions at the refinery. In April 1990, Quaker State sold its crude oil refinery in Farmers Valley, Pennsylvania and a wax plant (formerly also a crude oil refinery) in Emlenton, Pennsylvania and provided the purchaser with similar indemnities. Quaker State expects that it will incur some expenditures related to these indemnities and also expects that it will incur some expenditures for environmental conditions associated with its discontinued coal operations.

     The Company and a subsidiary are involved in several non-judicial proceedings in which the Federal Trade Commission and two competitors separately are challenging the accuracy of advertising for different products. The Company is involved in various other legal proceedings incidental to the normal course of its business.

     While it is impossible at this time to determine with certainty the ultimate outcome of all current and potential environmental and legal matters involving the Company, Quaker State has accrued reserves for all items which are believed by the Company to be probable and can be reasonably estimated and does not expect any material adverse effect on its financial position. However, not all of these matters can be predicted with certainty so it is possible that one or more of these matters could be decided against the Company and result in a material adverse impact on future quarterly or annual results of operations or cash flows when resolved. (See "Government Regulation.")

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The information set forth below is derived from management's discussion and analysis contained or incorporated by reference in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 and the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (the "10-K"), each of which is incorporated by reference into the Registration Statement of which this Prospectus forms a part. In the third quarter of 1995, the Company sold most of the assets of E&P. Accordingly, the operating results of E&P have been excluded from continuing operations and reclassified as discontinued operations in the following discussions.

     References in the following discussion to specific notes to the financial statements are references to notes in the Consolidated Financial Statements, incorporated by reference in the 10-K and included elsewhere in this Prospectus, as relates to the discussion for the annual periods.

SIX MONTHS ENDED JUNE 30, 1995 COMPARED TO SIX MONTHS ENDED JUNE 30, 1994

Consolidated Review of Operations

     Quaker State's net income for the first six months of 1995 was $2.4 million compared to $10.7 million for the first six months of 1994. Sales and operating revenues from continuing operations were $497.2 million for the first six months of 1995 compared to $330.1 million for the corresponding period in 1994. The 1995 sales and operating revenues included $164.6 million of additional sales and operating revenues for the first six months of 1995 from Specialty and Westland. Expenses for the first six months of 1995 include a pretax restructuring charge of $15.8 million related to the Company's announced relocation to the Dallas, Texas area. Total costs under the restructuring plan are estimated to be $25.0 million with the remainder of such costs to be expensed as incurred. This charge accounted for the pretax loss from continuing operations of $495 thousand for the first six months of 1995. Operating profits from continuing operations, excluding restructuring charges, increased 31%, to $24.8 million for the first six months of 1995, compared with $19.0 million in 1994, reflecting higher sales for branded motor oil and improved Q Lube operating results.

     Income from discontinued operations was $2.7 million for the first six months of 1995 compared to $7.0 million for the comparable period of 1994. Income from discontinued operations in 1994 also included the E&P operations and the insurance operations of Heritage which were discontinued and sold in 1994.

     Motor Oil. Operating profits for the Motor Oil Division, excluding restructuring charges of $9.3 million, were $12.9 million for the first six months of 1995 compared to $8.3 million for the comparable period of 1994. Sales and operating revenues of $399.5 million in this period increased 70% over the comparable period of 1994 and included 1995 revenues from Specialty and Westland. Operating profits improved as a result of a 2% increase in branded motor oil sales volume in the first six months of 1995 compared to the first six months of 1994. In addition, refinery product margins improved as a result of higher sales prices for base stocks, gasoline and fuel oil. Operating results also include $1.5 million of LIFO inventory profits recorded in the second quarter of 1995 as a result of liquidating certain inventory quantities. In the Motor Oil Division's private label and industrial lubricants business, operating results improved in the second quarter of 1995 as first quarter sales price increases partially offset the impact of higher materials costs.

     Q Lube. Q Lube reported operating profits during the first six months of 1995 of $4.1 million on sales and operating revenues of $60.3 million compared to profits of $2.8 million on sales and operating revenues of $54.1 million for the comparable period of 1994. Car counts in 1995 increased 6% and average per car sales were up 5% in the first six months of 1995 compared to the first six months of 1994 to account for the revenue and operating result improvements. Higher advertising, depreciation and amortization expenses resulting from the conversion of fast lube centers to the Q Lube format partially offset the improvement in operating results. This conversion is expected to continue in the remainder of 1995 with approximately 100 additional stores expected to be completed during 1995.

     Truck-Lite. Truck-Lite's operating profits in the first six months of 1995 were $7.3 million compared to $7.4 million in the comparable period of 1994. Sales and operating revenues were down 3% to $49.6 million for the first six months of 1995 from $51.2 million during the first six months of 1994. Lower sales volume and negative product mix adversely affected operating results. Automotive sales slowed down in the second quarter of 1995 as the overall car market softened. Management was able to reduce operating expenses for the first six months of 1995 by approximately $1.5 million which partially offset the slowdown in the business.

     Materials Handling. Operating profits during the first six months of 1995 were $481 thousand compared to $469 thousand for the comparable period of 1994. Sales and operating revenues were $1.7 million for the first six months of 1995 compared to $1.5 million for the comparable period of 1994.

     Corporate. Corporate income for the first six months of 1995 was $2.6 million compared to $1.2 million for the comparable period of 1994 and included approximately $1.0 million of additional royalty payments received for coal deliveries made by the purchaser under a long-term coal sales agreement. Six-month interest expense in 1995 increased 30% over the comparable period of 1994 to $3.0 million as a result of debt assumed in the acquisition of Westland. Corporate expenses were $9.1 million for the first six months of 1995 compared to $9.5 million for the comparable period of 1994. Lower salary and benefit expenses account for the reduction in corporate expenses. An unusual charge of $15.8 million was recorded in the second quarter of 1995 to reserve for severance costs, employee benefit expenses and the write-off of assets related to the Company's relocation to the Dallas, Texas area. Approximately $9.3 million of this charge relates to the Motor Oil Division.

     The effective tax rate of 38% for continuing operations is higher than the 35% federal rate due to the added impact of state and foreign taxes. The effective tax rate for continuing operations of 38% is lower than the 1994 rate of 56% due to lower income from continuing operations, a reduction in the estimated state tax rate and other changes in estimates.

1994 COMPARED TO 1993 COMPARED TO 1992

     In 1994, Quaker State management made two strategic moves, the disposition of Heritage and the acquisition of Specialty, which were consistent with the Company's strategy to focus on its core lubricants and lubricant services businesses and which had a significant impact on the 1994 operations. As a result of the sale of Heritage in August 1994, as described under "BUSINESS -- Divestitures and Discontinued Operations -- Insurance," the operating results of the insurance business, including the gain on the sale, were segregated and reported as a discontinued operation in the Consolidated Statement of Operations for the year ended December 31, 1994. Prior year financial statements were reclassified to conform to current year presentation. (See Note 3 to the Consolidated Financial Statements.)

     In September 1994, the Company acquired the stock of Specialty and Westland for $19.5 million and 4,000,000 shares of Quaker State common stock valued at $57.8 million. The Company also purchased certain related equipment for $1.5 million and assumed approximately $40.0 million of debt of the acquired companies. The operating results of Specialty and Westland have been included in the Company's Consolidated Financial Statements from the date of acquisition. Specialty and Westland revenues and operating results are reported as part of the Motor Oil Division. (See "BUSINESS -- Motor Oil.")

Consolidated Review of Operations

     Quaker State reported net income of $18.8 million in 1994 compared to $13.7 million in 1993. Net income included discontinued operations income of $9.3 million in 1994 compared to $6.7 million in 1993. A net loss of $93.8 million was recorded in 1992. The 1992 loss included several accounting adjustments totalling $102.3 million for discontinuing the coal operations of Valley Camp, implementing Financial Accounting Standards Board Standard Nos. 106 and 109 and recording a charge for impaired assets. (See Notes 4, 5, 12 and 13 to the Consolidated Financial Statements.)

     Income from continuing operations in 1994 was $9.5 million compared to $7.0 million in 1993. Operating profit improvements, primarily based on sales volume increases over 1993, were realized by three of the business segments. At Q Lube, car counts increased 8% while operating profit rose 88%; and automotive and heavy duty lighting sales volume rose 17% at Truck-Lite which resulted in a 105% increase in operating profits. Branded motor oil sales volume, including sales by Specialty and Westland in the fourth quarter, increased 7% in 1994, but higher selling, marketing, freight and administrative expenses of approximately $19.0 million combined with a shift in product sales mix from packaged goods to bulk sales, for which the gross margin is lower, reduced motor oil operating profit by 6%. Specialty and Westland contributed $654 thousand of operating profit to the Motor Oil Division in 1994. Operating results from materials handling included a pretax gain of $1.1 million from the termination of a pension plan in the fourth quarter of 1994. An increase in the 1994 continuing operations effective tax rate resulted from higher income and adjustments in 1993 due to a federal tax rate change and a reduction in the valuation allowance.

     Income from continuing operations in 1993 improved to $7.0 million from $656 thousand in 1992. This increase resulted primarily from a $9.4 million improvement in operating profits at Truck-Lite which experienced a sales volume increase of 19% along with reduced operating costs. In addition, Q Lube operating profits improved $4.3 million primarily because 1992 results included a charge related to future conversions to the Q Lube name. Higher corporate interest income also contributed to the improved 1993 results. These improvements were partially offset by an operating profit decline in the Motor Oil Division. Increased promotion and advertising costs, a shift in product sales mix from packaged goods to bulk sales, for which the gross margin is lower, and decreased motor oil volume negatively affected 1993 Motor Oil Division results. Increased income taxes also negatively impacted 1993 income from continuing operations.

     Sales and operating revenues from continuing operations for 1994 were $732.6 million compared to $607.1 million in 1993 and $592.6 million in 1992. Higher sales volumes at each of the major businesses accounted for the increased revenues in 1994, while a 19% increase in 1993 sales volume at Truck-Lite accounted for the increase in 1993 revenues.

     Motor Oil. Operating profits in 1994 declined 6% to $16.4 million from $17.5 million in 1993 and included $654 thousand from the Specialty and Westland businesses acquired on September 30, 1994. Branded motor oil sales volume was 7% ahead of 1993 and automotive consumer product sales were up 20%. The increase in operating profits resulting from the higher sales volume was offset by the negative impact of a shift in product mix to more bulk sales where the gross margin is lower and an increase of approximately $19.0 million in marketing, selling, freight and administrative expenses. These increased expenses resulted primarily from higher volumes and aggressive share-building programs geared towards developing additional sales volume. The Company also recorded $1.7 million of expenses and reserves associated with a lawsuit commenced against the Company for alleged environmental violations at the Congo refinery. (See "BUSINESS -- Legal Proceedings" and Note 10 to the Consolidated Financial Statements.) For segment reporting purposes, motor oils and other automotive consumer products, such as filters, are sold by the Motor Oil Division to Q Lube at prices comparable to the prices the Motor Oil Division charges to other customers.

     Sales and operating revenues in 1994 of $541.2 million, including $71.4 million from fourth quarter sales at Specialty and Westland, were 23% ahead of 1993's total of $439.3 million. This resulted from a 7% increase in branded motor oil volume and an additional 20% of automotive consumer product sales. Despite a 3% price increase for branded motor oil, effective September 1, 1994, the 1994 average sales price for these products declined due to a shift in product mix to bulk sales where the average sales price was 33% below that for packaged goods. Another price increase took effect in January 1995 for branded motor oil which improved gross margins in 1995. Gasoline, fuel oil and kerosene sales volumes were up 3% in 1994, but the average sales prices were down 4%.

     Operating profits in 1993 of $17.5 million were 25% below profits of $23.3 million in 1992. Several items contributed to the decline, including a 7% increase in promotion and advertising expenses, an 11% increase in freight costs related to a higher percentage of bulk motor oil sales, approximately $1.4 million of LIFO inventory costs resulting from reduced inventory levels, an 8% drop in the average price of gasoline and fuel oil, a 2% decline in 1993 motor oil sales volume and a charge of approximately $750 thousand to close the Company's St. Louis blending and warehouse facility.

     Motor Oil Division sales and operating revenues declined $1.7 million in 1993 to $439.3 million from $441.0 million in 1992. Slight increases in lube stock volume and automotive consumer product sales were offset by declines in the sale of gasoline, fuel oil and excess crude oil.

     Q Lube. Operating profits in 1994 of $5.7 million were up 88% compared to $3.1 million in 1993. An 8% increase in the number of cars serviced in Company-operated stores primarily accounted for the improvement in operating results. Advertising, depreciation and repair and maintenance expenses increased $2.0 million. The higher sales volume and expenses resulted from the conversion of 67 Company stores in 1994 to Q Lube format. Q Lube revenues of $113.7 million in 1994 were up 8% as a result of the increase in the number of cars serviced at Company stores.

     The 1993 operating profits of $3.1 million compared to an operating loss of $1.2 million in 1992. The 1992 loss included an unusual charge of $3.2 million representing the impairment of certain assets as a result of the planned conversion of existing Minit-Lube stores to Q Lube. Excluding the unusual item, operating profits were $2.0 million in 1992. The Company's divestiture of 16 stores in unprofitable markets in the first quarter of 1993 and reduced operating expenses accounted for the improved 1993 operating profits.

     Sales and operating revenues of $105.3 million in 1993 were flat compared to $104.4 million in 1992 as total cars serviced and average ticket price remained about the same.

     Truck-Lite. Truck-Lite had a record year in 1994 for both sales volume and operating profits. Sales volume increased 17% and resulted in operating profits of $11.7 million which more than doubled 1993 operating profits of $5.7 million. Strong sales were recorded in both the automotive business and the heavy duty safety lighting business. Selling, general and administrative expenses were up $1.3 million in 1994 as a result of higher legal, environmental and incentive costs. Operating results included a $1.5 million charge recorded in the fourth quarter of 1994 to reserve for future losses associated with a contract to manufacture automotive safety lights. In the future, the Company plans to emphasize its heavy duty truck and trailer lighting businesses which offer more attractive margins than other product lines.

     Sales and operating revenues in 1994 increased to $99.6 million from $80.8 million in 1993, due to the sales volume increase and a shift in product mix to higher priced products.

     Operating profits in 1993 increased to $5.7 million compared to a loss of $3.6 million in 1992, as a result of a 19% sales volume increase combined with manufacturing efficiencies and a 22% reduction in selling, general and administrative expenses. The 1992 operating loss included a $1.6 million write-off of unrecoverable development costs.

     Sales and operating revenues increased 26% to $80.8 million from $63.9 million in 1992 due to the higher sales volume.

     Materials Handling. Operating profits in 1994 of $1.8 million compared to $1.1 million in 1993. The 1994 operating profits included a pretax gain of $1.1 million from the termination of a pension plan in the fourth quarter of 1994. Revenues in each of 1993 and 1994 were approximately $3.0 million.

     Operating profits in 1993 were $1.1 million on sales and operating revenues of $3.0 million compared to operating profits of $2.1 million on sales and operating revenues of $5.3 million in 1992. The decline in 1993 sales and operating revenues and operating profits resulted from the sale of the Company's U.S. materials handling operation in December 1992 and a new long-term contract at the Company's Canadian materials handling operation.

     Corporate. Corporate expenses in 1994 increased $3.4 million to $18.6 million from $15.2 million in 1993. Higher expenses for postretirement benefits, performance incentives and legal services accounted for this increase.

     Corporate income of $3.2 million in 1994 included additional interest of $614 thousand on the proceeds from the sale of Heritage. In 1993, corporate income was $2.7 million compared to $187 thousand in 1992. The 1993 income includes $1.1 million of interest on an income tax refund and $1.5 million of interest on supplemental payments from the December 30, 1992 sale of certain coal assets. (See Note 4 to the Consolidated Financial Statements.) Corporate expenses of $15.2 million in 1993 did not change significantly from 1992.

     Interest expense of $4.5 million in 1994 was down 16% from 1993 due to lower average debt in 1994. Higher interest expense in 1993, over 1992, included the cost of the 8.73% Senior Notes due 2002.

     The 1994 effective tax rate of 39% for continuing operations was higher than the 1993 rate of 27% due to higher income in 1994 and benefits in 1993 from an enacted federal rate change that increased the value of deferred tax assets, net adjustments to the valuation allowance and other credits. (See Note 12 to the Consolidated Financial Statements.)

LIQUIDITY AND FINANCIAL CONDITION

     Net cash provided by operations for the first six months of 1995 was $2.2 million compared to $19.1 million for the comparable period in 1994. This decrease resulted from additional working capital requirements and the loss of operating cash flows from Heritage which was sold in the third quarter of 1994. Cash used by discontinued coal activities in the first six months of 1995 was $5.8 million compared to $8.9 million in the corresponding period of 1994. Cash used in financing activities was $7.8 million and included $6.3 million paid for dividends and $1.5 million paid on long-term debt, primarily related to Westland. It is expected that $9.0 million of cash will be used in discontinued coal operations in 1995.

     Cash used by investing activities during the first six months of 1995 included capital expenditures of $16.2 million and proceeds from the sale of property and equipment of $3.6 million, of which $412 thousand related to discontinued coal operations. In July 1995, the Company acquired Slick 50 for total consideration that included $22.0 million in cash and approximately $11.0 million in satisfaction of certain Slick 50 indebtedness.

     Capital expenditures for 1995 are anticipated to be approximately $39.7 million. Approximately 62% is planned for use by the Motor Oil Division, including Specialty and Westland, primarily for manufacturing upgrades and capital commitments to enhance long-term branded motor oil volume. Another 21% is allocated to Q Lube to convert Company stores to the Q Lube format.

     Total debt at June 30, 1995 was $71.8 million, compared to $73.2 million at December 31, 1994 with a total debt to total capital ratio of 22.4% and 22.5% at June 30, 1995 and December 31, 1994, respectively. The Company had $68.2 million of unused lines of credit at June 30, 1995.

     In light of the Slick 50 acquisition and employee loans which the Company has made in connection with its relocation to Dallas, Texas and in order to facilitate the offering of the Notes contemplated hereby, the Company has obtained waivers through December 30, 1995 from compliance with certain of the covenants under the Note Agreement, dated as of September 1, 1992, as amended (the "Note Agreement"), relating to the Company's 8.73% Senior Notes Due September 30, 2002. The waivers relate to covenants requiring the Company to maintain a specified minimum Consolidated Tangible Net Worth (as defined), covenants restricting loans to employees and covenants relating to maximum leverage and maintenance of a specified minimum fixed charge coverage ratio. The Company has committed to the lenders under the Note Agreement that, upon completion of the offering contemplated hereby, it will notify the lenders of its intention to repay the indebtedness under the Note Agreement, as described under "Use of Proceeds." In addition, on October 4, 1995, the Company executed a $45.0 million credit agreement with Morgan Guaranty Trust Company of New York (an affiliate of J.P. Morgan Securities Inc.), as agent, and terminated its revolving credit agreement with a different group of banks which contained covenants similar to those in the Note Agreement. The new credit agreement expires on September 28, 1996.

     Working capital at June 30, 1995 was approximately $129.9 million with a ratio of current assets to current liabilities of 2.0 to 1.0 compared to $101.4 million and 1.8 to 1.0 at December 31, 1994.

     Stockholders' equity at June 30, 1995 was $248.4 million compared to $251.9 million at December 31, 1994. The net deferred tax asset recorded on the balance sheet at December 31, 1994 of $40.3 million will be realized either through the carryback provisions of the tax law or recovered in the future through existing levels of taxable income from continuing operations.

     On July 27, 1995, the Board of Directors of the Company declared a quarterly dividend of $0.10 per share, payable September 15, 1995 to shareholders of record as of August 15, 1995.

ADDITIONAL FINANCIAL AND OTHER INFORMATION

     The effect of inflation has a minor impact on the Company's results of operations and the carrying value of its assets and liabilities. Historically, the Company has been able to meet the effects of inflation through increased productivity, adjustments to selling prices and cost controls.

     On May 25, 1995, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation to increase the authorized number of shares of Quaker State common stock from 37,500,000 to 95,000,000 shares.

     On September 28, 1995, the Board of Directors of the Company adopted a stockholder rights plan.

RECENT ACCOUNTING STATEMENTS

     In March 1995, the Financial Accounting Standards Board issued Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The new Standard must be implemented in 1996. The Company is currently evaluating what effect, if any, this Standard will have on its financial position and results of operations.

                              DESCRIPTION OF NOTES

     The Notes will be issued under an Indenture, to be dated as of October 23, 1995 (the "Indenture") between the Company and Chemical Bank, as Trustee (the "Trustee"), a form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Section references appearing below are references to sections in the Indenture. Whenever particular sections or defined terms of the Indenture are referred to herein, such sections and defined terms are incorporated herein by reference.

GENERAL

     The Notes will be unsecured obligations of the Company, will be limited to $100,000,000 aggregate principal amount, will mature on October 15, 2005 and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Notes are not redeemable prior to Maturity by the Company except as provided below and do not provide for any sinking fund. The Notes will bear interest at the rate per annum stated on the cover page of this Prospectus from October 23, 1995 or from the most recent Interest
Payment Date to which interest has been paid or provided for, payable semi-annually on April 15 and October 15 of each year, commencing April 15, 1996, to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the preceding April 1 or October 1, as the case may be. (Sections 301 and 307)

     Principal of (and premium, if any) and interest on the Notes will be payable, and, subject to the limitations applicable to global securities, the Notes will be exchangeable and transfers thereof will be registrable, at the corporate trust office of the Trustee in New York, New York. In addition, at the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register. Payment of any interest due on any Note will be made to the Person in whose name such Note is registered at the close of business on the Regular Record Date for such interest. (Sections 301, 305, 307 and 1002)

OPTIONAL REDEMPTION

     The Notes will be redeemable in whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted, on a semiannual basis, at the Treasury Yield plus 15 basis points, together with accrued interest to the date of redemption. Interest shall be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     Holders of Notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

GLOBAL NOTES; FORM, EXCHANGE AND TRANSFER

     The Notes will be issued in the form of one or more fully registered global securities (collectively, a "Global Note") registered in the name of The Depository Trust Company (the "Depositary") or the Depositary's nominee. Such Global Note will be deposited with, or on behalf of, the Depositary and will bear a legend regarding the restrictions on exchange and registration of transfer thereof as provided for in the Indenture. Unless and until it is exchanged in whole or in part for Notes in definitive form as set forth below, a Global Note may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary.

     Upon the issuance of a Global Note, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Note to the accounts of institutions that have accounts with the Depositary or its nominee ("Participants"). The accounts to be credited will be designated by the Underwriters, dealers or agents. Ownership of beneficial interests in a

Global Note will be limited to Participants and to Persons that may hold beneficial interests through Participants. Ownership of beneficial interests in such Global Note will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to Participants' interests) or any such Participant (with respect to interests of Persons held by such Participants on their behalf). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. The depositary arrangements described above and such laws may impair the ability to transfer or pledge beneficial interests in a Global Note.

     As long as the Depositary, or its nominee, is the registered Holder of a Global Note, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Note and the Notes represented thereby for all purposes under the Notes and the Indenture. Except as set forth below, owners of beneficial interests in the Global Note will not be entitled to have the Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or Holders of any Notes under the Indenture. Accordingly, each Person owning a beneficial interest in a Global Note must rely on the procedures of the Depositary and, if such Person is not a Participant, on the procedures of the Participant through which such Person owns its interest, to exercise any rights of a Holder of Notes under the Indenture or such Global Note. The Company understands that under existing industry practice, in the event the Company requests any action of Holders of Notes or an owner of a beneficial interest in a Global Note desires to take any action that the Depositary, as the holder of such Global Note, is entitled to take, the Depositary would authorize the Participants to take such action, and that the Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     All payments of principal of (and premium, if any) and interest on a Global Note will be made to the Depositary or its nominee, as the case may be, as the Holder thereof. The Company has been advised that the Depositary, upon receipt of any payment of principal of (and premium, if any) or interest in respect of a Global Note, will credit immediately the accounts of the Participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Note as shown on the records of the Depositary. The Company expects that payments by Participants to owners of beneficial interests in a Global Note held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depositary's or any Participant's records relating to, or for payments made on account of, beneficial interests in a Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     Notes represented by a Global Note will be exchangeable for Notes in definitive form of like tenor as such Global Note in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Note and is not replaced by a successor depositary approved by the Trustee, or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act, (ii) the Company in its sole discretion at any time determines not to have all of the Notes represented by the Global Note and notifies the Trustee thereof or (iii) there shall have occurred and be continuing an Event of Default with respect to the Notes represented by such Global Note. Any Global Note that is exchangeable pursuant to the preceding sentence is exchangeable for certificated Notes in definitive form issuable in authorized denominations and registered in such names as the Depositary shall direct and an owner of a beneficial interest in a Global Note will be entitled to physical delivery of such Notes in definitive form. Subject to the foregoing, a Global Note is not exchangeable except for a Global Note or Global Notes of the same aggregate denominations to be registered in the name of the Depositary or its nominee. (Sections 204 and 305)

     Subject to the terms of the Indenture and the limitations applicable to Global Notes, Notes may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the Person making the request. The Company has appointed the Trustee as Security Registrar. (Section 305) The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for the Notes. (Section 1002)

     The Depositary has advised the Company and the Underwriters as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of Participants and to facilitate the clearance and settlement of securities transactions among the Participants in deposited securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities and certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depositary only through Participants or indirect Participants. The rules applicable to the Depositary and the Participants are on file with the Commission. The Depositary currently accepts only notes denominated and payable in U.S. dollars.

SAME DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. Secondary trading in notes and debentures of corporate issuers is generally settled in clearinghouse (next-day) funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore settle in immediately available funds. No assurance can be given as to the effect, if any, of settlements in immediately available funds on trading activity in the Notes.

CERTAIN COVENANTS OF THE COMPANY

Restrictions on Liens

     The Indenture contains a covenant providing that so long as any of the Notes are Outstanding, the Company will not, and will not permit any Restricted Subsidiary to, issue, assume, incur or guarantee any Indebtedness secured by a Lien on or with respect to any Principal Property of the Company or any Restricted Subsidiary, or upon any shares of capital stock or indebtedness of any Restricted Subsidiary, whether now owned or leased or hereafter acquired, without in any such case effectively providing that the Notes shall be secured equally and ratably with (or prior to) such Indebtedness, except that the foregoing restrictions shall not apply to (a) Liens existing as of the date of the Indenture, (b) Liens to secure the payment of all or any part of the purchase price or cost of construction or improvements in respect of property or properties acquired by the Company or a Restricted Subsidiary after the date of the Indenture securing Indebtedness incurred prior to, at the time of, or within 270 days after, the acquisition of any such property or the completion of any such construction or improvements and which secure indebtedness not in excess of the amount expended in the acquisition of, or construction or improvements on, such properties, (c) Liens upon any property owned or leased by any Restricted Subsidiary when it becomes a Restricted Subsidiary, (d) Liens existing on any property at the time of its acquisition by the Company or a Restricted Subsidiary (including acquisition through merger or consolidation), (e) Liens securing Indebtedness of a Restricted Subsidiary to the Company or to another Restricted Subsidiary and (f) the extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing clauses (a) through

(e), or of any Indebtedness secured thereby, but only if the principal amount of Indebtedness secured by the Lien immediately prior thereto is not increased and the Lien is not extended to other property. Notwithstanding the foregoing, the Company or any Restricted Subsidiary may issue, assume, incur or guarantee Indebtedness secured by Liens which otherwise would be subject to the foregoing restrictions, in an aggregate amount which, together with all other such Indebtedness outstanding secured by Liens as provided above (not including Indebtedness excluded as provided in clauses (a) through (f) above) and all Attributable Debt in respect of Sale and Leaseback Transactions which would not be permitted by either clause (a), (b) or (c) under "Restrictions on Sale and Leaseback Transactions" below, does not exceed 15% of Consolidated Net Tangible Assets.

Restrictions on Sale and Leaseback Transactions

     The Indenture contains a covenant providing that so long as any of the Notes are Outstanding, the Company will not, nor will it permit any Restricted Subsidiary to, enter into any arrangement with any Person (other than the Company or a Restricted Subsidiary) providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property, whether now owned or hereafter acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Persons with the intention of taking back a lease on such property (a "Sale and Leaseback Transaction") unless
(a) such transaction involves a lease or right to possession or use for a temporary period not to exceed three years following such sale, by the end of which it is intended that the use of such property by the lessee will be discontinued, (b) the Company or such Restricted Subsidiary would, on the effective date of such transaction, be entitled to issue, assume or guarantee Indebtedness secured by a Lien on such property at least equal in an amount to the Attributable Debt in respect thereof, without equally and ratably securing the Notes as set forth in the Indenture, or (c) if the proceeds of such sale (i) are equal to or greater than the fair market value (as determined by the Board of Directors of the Company) of such property and (ii) are applied within 270 days after the receipt of the proceeds of sale or transfer to either the purchase or acquisition of fixed assets or equipment used in the operation of the business or the construction of fixed improvements on real property or to the repayment of Notes or Senior Funded Debt of the Company or any Restricted Subsidiary. The preceding restrictions shall not apply to any Sale and Leaseback Transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries. Notwithstanding the foregoing, the Company or any Restricted Subsidiary may enter into Sale and Leaseback Transactions in addition to any permitted by the two immediately preceding sentences and without any obligation to retire any Notes or other Indebtedness, provided that, at the time of entering into such Sale and Leaseback Transactions, and after giving effect thereto, the amount of Attributable Debt in respect of such Sale and Leaseback Transaction, together with all such other Attributable Debt outstanding and all Indebtedness outstanding secured by Liens (not including Indebtedness excluded as provided in clauses (a) through (f) under "Restrictions on Liens" above), does not exceed 15% of Consolidated Net Tangible Assets.

     Certain Definitions. Set forth below are certain significant terms which are defined in Section 101 of the Indenture:

     "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at the time of determination, the then present value (discounted at the actual rate of interest of such transaction) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes. "Independent Investment Banker" means CS First Boston Corporation or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with the Company.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Consolidated" when used with respect to any of the terms defined in the Indenture, refers to such terms as reflected in a consolidation of the accounts of the Company and its Subsidiaries in accordance with GAAP.

     "Funded Debt" means Indebtedness of the Company and its Restricted Subsidiaries, whether incurred, assumed or guaranteed, which by its terms matures more than one year from the date of creation thereof, or which is extendable or renewable at the sole option of the obligor so that it may become payable more than one year from such date.

     "GAAP" means, unless otherwise specified in the Indenture, such accounting principles as are generally accepted in the United States as of the date of the relevant calculation.

     "Indebtedness" of any person means, without duplication, notes, bonds, debentures or other evidences of indebtedness for borrowed money and all indebtedness under purchase money mortgages or other purchase money liens or conditional sales or similar title retention agreements, in each case where such indebtedness has been created, incurred, assumed or guaranteed by such person or where such person is otherwise liable therefor, and indebtedness for borrowed money secured by any mortgage, pledge or other lien or encumbrance upon property owned by such person even though such person has not assumed or become liable for the payment of such indebtedness.

     "Lien" means any mortgage, pledge, hypothecation, charge, assignment, deposit arrangement, encumbrance, security interest, lien (statutory or other), or preference, priority, or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Net Tangible Assets" means the total amounts of assets (less depreciation and valuation reserves and other reserves and items deductible from gross book value of specific asset accounts under generally accepted accounting principles) which under GAAP would be included on a balance sheet after deducting therefrom
(a) all liability items except Funded Debt and stockholders' equity and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, which in each such case would be so included on such balance sheet.

     "Principal Property" means any refinery, processing or manufacturing plant (together with any pipeline, terminal or other facility related to such refinery or processing or manufacturing plant and necessary for its economic operation), blending, packaging or bulk materials handling facility, distribution center, service center or store in any case located in the United States or Canada and owned or leased by the Company or a Subsidiary or any interest of the Company or any Subsidiary in such property (in each case including the real estate related thereto), except any such property which the Company's Board of Directors, in its good faith opinion, reasonably determines not to be of material importance to the business of the Company and its Subsidiaries, as evidenced by a Board Resolution.

     "Reference Treasury Dealer" means each of CS First Boston Corporation and J.P. Morgan Securities Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary

U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

     "Restricted Subsidiary" means any Subsidiary that owns or leases any Principal Property.

     "Senior Funded Debt" means all Funded Debt, except Funded Debt the payment of which is subordinated to the payment of the Notes.

     "Subsidiary" means a corporation, partnership or other business entity of which more than 50% of the outstanding voting stock is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, managers or trustees, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

     "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

CONSOLIDATION, MERGER AND DISPOSITION OF ASSETS

     The Company may not consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person, and may not permit any Person to consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, the Company, unless (a) the successor is a Person organized and validly existing under the laws of any domestic jurisdiction, and such successor, if other than the Company, expressly assumes the Company's obligations under the Indenture and the Notes, (b) immediately after giving effect to such transaction, no Event of Default under the Indenture or event which, after notice or lapse of time or both, would become an Event of Default thereunder would exist and be continuing,
(c) if, as a result of such transaction, properties or assets of the Company would become subject to a Lien that would not be permitted under the limitation on Liens described above under "Certain Covenants of the Company," the Company takes such steps as shall be necessary to secure the Notes equally and ratably with (or prior to) all indebtedness secured by such Lien and (d) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such transaction complies with the Indenture. Upon compliance with these provisions, the successor Person will succeed to, and be substituted for, the Company under the Indenture, and the Company will be relieved (except in the case of a lease) of its obligations under the Indenture and the Notes. (Sections 801 and 802)

EVENTS OF DEFAULT

     Each of the following will constitute an "Event of Default" under the Indenture with respect to the Notes: (a) default in the payment of any interest upon any Note when due, continued for 30 days, (b) default in the payment of principal of (or premium, if any, on) any Note, (c) default in the performance, or breach, of any covenant or warranty of the Indenture (other than a covenant or warranty otherwise specifically dealt with in the Indenture) continued for 60 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 10% in principal amount of the Outstanding Notes, (d) default in the payment of principal at maturity (subject to any applicable grace period) of any indebtedness for money borrowed by the Company or any Subsidiary in an aggregate principal amount of $15 million or more or the acceleration of such indebtedness, if such acceleration is not rescinded or annulled within 10 days after written notice as specified in clause
(c), and (e) certain events of bankruptcy, insolvency or reorganization. (Section 501)

     If an Event of Default (other than an Event of Default described in clause
(e) above) with respect to the Outstanding Notes shall occur and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Notes may, by notice in writing to the Company (and to the Trustee if given by Holders), declare the principal amount of all Notes to be due and payable immediately. If an Event of Default described in clause (e) above with respect to the Notes shall occur, the principal amount of all the Notes will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. (Section 502) After any such acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. (Section 502) For information as to waiver of defaults, see "--Modification and Waivers."

     The Indenture will provide that the Trustee shall, within 90 days after the occurrence of a default with respect to the Notes, give to the Holders of the Notes notice of such default known to it, unless such default shall have been cured or waived; provided, however, that, except in the case of a default in the payment of the principal of or interest on any of the Notes, the Trustee shall be protected in withholding such notice if in good faith it determines that the withholding of such notice is in the interest of such Holders; and provided, further, that in the case of a default in respect of certain covenants and warranties, no such notice shall be given until at least 60 days after the occurrence of such default. (Section 602) The Indenture provides that, subject to the duty of the Trustee during a default to act with the required standard of care, the Trustee will not be under an obligation to exercise any right or power under the Indenture at the request or direction of any of the Holders, unless the Holders shall have offered to the Trustee a reasonable indemnity. (Sections 601 and 603) The Indenture provides that the Holders of a majority in aggregate principal amount of the Outstanding Notes may direct the time, method and place of conducting proceedings for remedies available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes. (Section
512)

     No Holder of any Note will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (a) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the Notes, (b) the Holders of not less than 25% in aggregate principal amount of the Outstanding Notes shall have made written request to the Trustee to institute proceedings as Trustee, (c) such Holder or Holders shall have offered to the Trustee reasonable indemnity, (d) the Trustee shall have failed to institute such proceeding within 60 days thereafter and (e) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Note for the enforcement of payment of the principal of and premium, if any, or interest on such Note or after the applicable due date specified in such Note. (Section 508)

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of its obligations under the Indenture and as to any default in such performance. (Section 1004)

MODIFICATION AND WAIVERS

     Modifications and amendments of the Indenture may be made by the Company and the Trustee, with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Notes, by executing supplemental indentures for the purpose of adding any provisions to, or changing or eliminating any of the provisions of, the Indenture or modifying the rights of the Holders of the Outstanding Notes; provided, that no such modification or amendment may, without the consent of the Holders of each Outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of, or premium or interest on, any Note,
(c) change the place or currency of payment of principal of, or the premium or any interest on, any Note, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Note when due, (e) reduce the percentage of aggregate principal amount of Outstanding Notes necessary to modify or amend the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, or (f) modify certain provisions of the Indenture with respect to modification and waiver. (Section 902)

     The Holders of at least a majority in aggregate principal amount of the Outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1010) The Holders of not less than a majority in aggregate principal amount of the Outstanding Notes may waive any past default under the Indenture, except a default in the payment of the principal of (or premium, if any) or interest on any Note and certain covenants and provisions of the Indenture which cannot be modified or amended without the consent of the Holder of each Outstanding Note. (Section 513)

DEFEASANCE AND COVENANT DEFEASANCE

Defeasance and Discharge

     The Indenture will provide that the Company, at its option, (a) will be discharged from any and all obligations with respect to the Notes (except for certain obligations which include exchanging or registering the transfer of the Notes, replacing stolen, lost or mutilated Notes, maintaining paying agencies and holding monies for payment in trust) ("defeasance"), or (b) need not comply with certain restrictive covenants of the Indenture ("covenant defeasance"), and the occurrence of certain Events of Default will be deemed not to be or result in an Event of Default with respect to the Notes, upon the deposit with the Trustee, in trust for the benefit of the Holders of the Notes, of money or U.S. Government Obligations, or both, which through the payment of principal of (or premium, if any) and interest in respect thereof in accordance with their terms will provide money in an amount sufficient to pay principal of and any premium and interest on the Notes on the dates such payments are due in accordance with the terms of the Indenture. To establish such defeasance or covenant defeasance, the Company will be required to meet certain conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that the Holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. In the case of defeasance pursuant to clause (a), such Opinion of Counsel must refer to and be based upon either (i) a ruling received by the Company from, or published by, the Internal Revenue Service or (ii) a change in applicable Federal income tax law after the date of the Indenture. (Article 11)

Defeasance and Events of Default

     In the event the Company establishes covenant defeasance and the Notes are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee should be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments. (Sections 1103 and 1104)

NOTICES

     Notices to Holders of Notes will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 106 and 305)

TITLE

     The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name a Note is registered as the absolute owner thereof (whether or not such Note may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

GOVERNING LAW

     The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York. (Section 112)

CONCERNING THE TRUSTEE

     Chemical Bank is the Trustee under the Indenture. The Company may maintain banking and other commercial relationships with the Trustee in the ordinary course of business. (See "Underwriting.")

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting Agreement, dated October 18, 1995 (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), for whom CS First Boston Corporation and J.P. Morgan Securities Inc. are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company the following respective principal amounts of the Notes:

                                                                              PRINCIPAL
     UNDERWRITER                                                               AMOUNT
     ------------                                                             ---------
    CS First Boston Corporation............................................  $ 45,000,000
    J.P. Morgan Securities Inc. ...........................................    45,000,000
    Chemical Securities Inc. ..............................................     5,000,000
    NationsBanc Capital Markets, Inc. .....................................     5,000,000
                                                                             ------------
              Total........................................................  $100,000,000
                                                                             ============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all the Notes, if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has been advised by the Representatives that the Underwriters propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession of .40% of the principal amount per Note, and the Underwriters and such dealers may allow a discount of
 .25% of such principal amount per Note on sales to certain other dealers.
After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

     The Notes have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

     In the ordinary course of their respective businesses, the Representatives and Chemical Securities Inc. and their respective affiliates have engaged, and may in the future engage, in financial advisory, commercial banking and investment banking transactions with the Company and affiliates of the Company. Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., is the sole agent for the Company's $45.0 million credit agreement, dated as of September 29, 1995. Chemical Bank, an affiliate of Chemical Securities Inc., is Trustee under the Indenture related to the Notes. (See "Description of Notes -- Concerning the Trustee.")

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Notes in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Notes are effected. Accordingly, any resale of the Notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Notes.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Notes in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Notes without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Notes to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Notes acquired on the same date and under the same prospectus exemption.

                               VALIDITY OF NOTES

     The validity of the Notes will be passed upon for the Company by Sullivan & Cromwell, New York, New York. Certain legal matters will be passed upon for the Underwriters by Dewey Ballantine, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company and its Subsidiaries at December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 appearing in this Prospectus and the consolidated financial statements and the related financial statement schedule included in the Company's Annual Report on Form 10-K which is incorporated by reference into the Registration Statement have been audited by Coopers & Lybrand L.L.P., independent auditors, as set forth in their reports thereon appearing elsewhere herein by reference and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                            QUAKER STATE CORPORATION

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                  AND SIX MONTHS ENDED JUNE 30, 1995 AND 1994

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF COOPERS & LYBRAND L.L.P., INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS.......  F-5
CONSOLIDATED FINANCIAL STATEMENTS
  Consolidated Statement of Operations for each of the three years in the period ended December 31, 1994.......................................................  F-6
  Consolidated Statement of Cash Flows for each of the three years in the period ended December 31, 1994.......................................................  F-7
  Consolidated Balance Sheet as of December 31, 1994 and 1993......................  F-8
  Consolidated Statement of Stockholders' Equity for each of the three years in the period ended December 31, 1994................................................  F-9
  Notes to Consolidated Financial Statements.......................................  F-10-24
CONSOLIDATED FINANCIAL STATEMENTS
  Consolidated Statement of Operations for each of the six-month periods ended June
     30, 1995 and 1994.............................................................  F-25
  Consolidated Statement of Cash Flows for each of the six-month periods ended June
     30, 1995 and 1994.............................................................  F-26
  Consolidated Balance Sheet as of June 30, 1995...................................  F-27
  Other Financial Information for each of the six-month periods ended June 30, 1995 and 1994......................................................................  F-28
  Notes to Consolidated Financial Statements.......................................  F-29-31

                              SEGMENT INFORMATION

     The company's operations are organized into four segments. The Motor Oil segment produces and markets lubricants and also sells related petroleum and automotive aftermarket products to distributors and national and regional retailers. On September 30, 1994, the company purchased the Specialty Oil Companies and Westland Oil Company, Inc. (Specialty/Westland). In addition to the above activities, the Specialty/Westland companies package, sell and distribute private label lubricants, antifreeze and greases and collect and transport used motor oil, brake fluid, antifreeze and used oil filters. The revenues and operating profits generated by the Specialty/Westland companies from the date of acquisition to December 31, 1994, are included in the 1994 Motor Oil segment revenues and operating profits.

     Q Lube is the fast service automobile oil change and lubrication business operated through company owned and franchised centers. Truck-Lite manufactures and sells automotive and heavy-duty truck lighting. The Materials Handling operation is a bulk material handling dock accessible to Lake Superior at Thunder Bay, Ontario, Canada.

     Intersegment Motor Oil sales are at market. Operating profits are total segment revenues less segment expenses. Corporate expenses are those which are not directly related to the company's segments. Corporate assets consist principally of deferred tax assets, cash and cash equivalents and assets not identifiable with the operations of a segment.

     Revenues and operating profits exclude Natural Gas Exploration and Production Division which was discontinued in the second quarter of 1995, Insurance, which was discontinued in the second quarter of 1994, and Coal, which was discontinued in the fourth quarter of 1992. (Refer to Notes 3, 4 and 17 of Notes to Consolidated Financial Statements.)

                                                           1994         1993         1992
                                                         --------     --------     --------
                                                                   (IN THOUSANDS)
    REVENUES
    Motor Oil
      Lubricants.......................................  $419,408     $343,767     $337,347
      Fuels............................................    47,874       48,351       53,651
      Other............................................    73,923       47,165       50,007
                                                         --------     --------     --------
    Total Motor Oil....................................   541,205      439,283      441,005
    Q Lube.............................................   113,674      105,361      104,398
    Truck-Lite.........................................    99,638       80,776       63,878
    Materials Handling.................................     2,997        2,955        5,319
    Intersegment Motor Oil sales.......................   (24,880)     (21,290)     (21,950)
                                                         --------     --------     --------
    Total..............................................  $732,634     $607,085     $592,650
                                                         ========     ========     ========
    OPERATING PROFITS
    Motor Oil..........................................  $ 16,401     $ 17,484     $ 23,336
                                                         --------     --------     --------
    Q Lube.............................................     5,726        3,045        1,958
      Unusual item (Note 5)............................        --           --       (3,200)
                                                         --------     --------     --------
      Total Q Lube.....................................     5,726        3,045       (1,242)
                                                         --------     --------     --------
    Truck-Lite.........................................    11,756        5,731       (3,665)
    Materials Handling.................................     1,753        1,138        2,137
                                                         --------     --------     --------
    Total operating profits............................    35,636       27,398       20,566
                                                         --------     --------     --------
    Corporate income...................................     3,235        2,730          187
    Interest expense...................................    (4,534)      (5,410)      (4,282)
    Corporate expense..................................   (18,669)     (15,193)     (15,570)
                                                         --------     --------     --------
    Income from continuing operations before income
      taxes............................................  $ 15,668     $  9,525     $    901
                                                         ========     ========     ========

                                                           1994         1993         1992
                                                         --------     --------     --------
                                                                   (IN THOUSANDS)
    IDENTIFIABLE ASSETS
    Motor Oil..........................................  $309,894     $144,687     $151,348
    Q Lube.............................................   113,733      114,703      122,692
    Truck-Lite.........................................    37,497       33,433       37,501
    Materials Handling.................................     2,481        2,112        3,438
    Discontinued operations............................    49,449      389,179      355,794
                                                         --------     --------     --------
      Subtotal.........................................   513,054      684,114      670,773
    Corporate..........................................   116,964       99,563      122,047
                                                         --------     --------     --------
    Total..............................................  $630,018     $783,677     $792,820
                                                         ========     ========     ========
    CAPITAL EXPENDITURES
    Motor Oil..........................................  $ 13,385     $ 11,459     $  7,523
    Q Lube.............................................    11,463        5,522        3,489
    Truck-Lite.........................................     2,978        1,884        1,583
    Materials Handling.................................        --            5          135
    Discontinued operations............................     8,618       10,890       12,976
                                                         --------     --------     --------
    Total..............................................  $ 36,444     $ 29,760     $ 25,706
                                                         ========     ========     ========
    DEPRECIATION, DEPLETION AND AMORTIZATION
    Motor Oil..........................................  $ 12,784     $ 10,767     $ 10,680
    Q Lube.............................................     6,597        5,879        6,109
    Truck-Lite.........................................     2,426        2,496        2,393
    Materials Handling.................................        38           38          895
    Discontinued operations............................    10,414        9,578       15,006
                                                         --------     --------     --------
    Total..............................................  $ 32,259     $ 28,758     $ 35,083
                                                         ========     ========     ========

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

        FIVE-YEAR SUMMARY OF NET INCOME AND COMPARATIVE STATISTICAL DATA

                                                                          YEARS ENDED DECEMBER 31,
                                                     ------------------------------------------------------------------
                                                        1994          1993          1992          1991          1990
                                                     ----------    ----------    ----------    ----------    ----------
                                                            (IN THOUSANDS EXCEPT PER SHARE AND STATISTICAL DATA)
REVENUES
Sales and operating revenues.......................    $732,634      $607,085      $592,650      $577,613      $649,892
Other, net.........................................       6,923         5,595         4,063         4,450         4,694
                                                     -----------   -----------   -----------   -----------   -----------
  Total............................................     739,557       612,680       596,713       582,063       654,586
                                                     -----------   -----------   -----------   -----------   -----------
COSTS AND EXPENSES
Cost of sales and operating costs..................     503,539       421,894       408,830       399,747       473,219
Selling, general and administrative................     193,390       156,359       158,920       139,709       140,112
Depreciation and amortization......................      21,845        19,181        20,077        20,148        20,796
Interest...........................................       5,115         5,721         4,785         4,567         5,172
Unusual items......................................          --            --         3,200(c)         --        (5,398)(d)
                                                     -----------   -----------   -----------   -----------   -----------
  Total............................................     723,889       603,155       595,812       564,171       633,901
                                                     -----------   -----------   -----------   -----------   -----------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME
  TAXES AND CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES...............................      15,668         9,525           901        17,892        20,685
PROVISION FOR INCOME TAXES.........................       6,167         2,534           245         7,443         7,518
                                                     -----------   -----------   -----------   -----------   -----------
INCOME FROM CONTINUING OPERATIONS BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING CHANGES.....................       9,501         6,991           656        10,449        13,167
INCOME (LOSS) FROM DISCONTINUED OPERATIONS(a)......       9,265         6,711       (31,904)        5,090         6,390
                                                     -----------   -----------   -----------   -----------   -----------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES...............................      18,766        13,702       (31,248)       15,539        19,557
CUMULATIVE EFFECT OF ACCOUNTING CHANGES(b).........          --            --       (62,600)        7,170            --
                                                     -----------   -----------   -----------   -----------   -----------
NET INCOME (LOSS)..................................    $ 18,766       $13,702      $(93,848)     $ 22,709      $ 19,557
                                                     ===========   ===========   ===========   ===========   ===========
PER SHARE:
Income from continuing operations before cumulative
  effect of accounting changes.....................    $    .33      $    .25      $    .02      $    .39      $    .48
Income (loss) from discontinued operations(a)......         .33           .25         (1.17)          .19           .24
Cumulative effect of accounting changes(b).........          --            --         (2.30)          .26            --
                                                     -----------   -----------   -----------   -----------   -----------
Net income (loss)..................................        $.66          $.50        $(3.45)         $.84          $.72
                                                     -----------   -----------   -----------   -----------   -----------
DIVIDENDS:
  Cash per share...................................        $.40          $.60          $.80          $.80          $.80
  Amount...........................................      11,358        16,310        21,720        21,704        21,700
Capital expenditures...............................      36,444        29,760        25,706        32,037        40,178
Working capital....................................     101,439        35,403        74,911        43,041        41,311
Total assets.......................................     630,018       783,677       792,820       751,496       757,229
Total debt.........................................      73,249        51,450        79,183        88,924        72,146
Stockholders' equity...............................     251,850       188,750       191,194       307,790       304,511
Book value per share...............................        8.00          6.93          7.04         11.34         11.23
                                                     -----------   -----------   -----------   -----------   -----------
Number of stockholders of record...................      11,792        12,147        12,606        12,308        12,172
Weighted average capital and equivalent shares
  outstanding......................................  28,459,000    27,234,000    27,184,000    27,167,000    27,155,000
                                                     ===========   ===========   ===========   ===========   ===========

---------------
(a) In the second quarter of 1995 the company discontinued its Natural Gas Exploration and Production (E&P) business. Prior year amounts have been reclassified to exclude E & P activities. In the second quarter of 1994 the company decided to exit the insurance business. In the fourth quarter of 1992 the company decided to exit the coal business. These businesses have been reported as discontinued operations. Refer to Notes 3, 4 and 17 of Notes to Consolidated Financial Statements.

(b) Cumulative effect of implementing Statement of Financial Accounting Standard No. 106, "Employers' Accounting For Postretirement Benefits Other than Pensions" and Standard No. 109, "Accounting For Income Taxes" in 1992 and Standard No. 96, "Accounting For Income Taxes" in 1991. Refer to Notes 12 and 13 of Notes to Consolidated Financial Statements.

(c) Charge for assets to be replaced by future conversion of Minit-Lube stores to Q Lube facilities. Refer to Note 5 of Notes to Consolidated Financial Statements.

(d) Gain on the sale of the McKean and Emlenton facilities.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Stockholders
Quaker State Corporation

     We have audited the accompanying consolidated balance sheets of Quaker State Corporation and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quaker State Corporation and Subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Notes 12 and 13 of Notes to Consolidated Financial Statements, the company changed its methods of accounting for income taxes and postretirement benefits other than pensions in 1992.

Coopers & Lybrand L.L.P.

600 Grant Street
Pittsburgh, Pennsylvania
January 25, 1995, except as to Note 17, for which the date is August 9, 1995.

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                  YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1993         1992
                                                             --------     --------     --------
                                                               (IN THOUSANDS EXCEPT PER SHARE
                                                                            DATA)
REVENUES
Sales and operating revenues...............................  $732,634     $607,085     $592,650
Other, net.................................................     6,923        5,595        4,063
                                                             --------     --------     --------
  Total....................................................   739,557      612,680      596,713
                                                             --------     --------     --------
COSTS AND EXPENSES
Cost of sales and operating costs..........................   503,539      421,894      408,830
Selling, general and administrative........................   193,390      156,359      158,920
Depreciation and amortization..............................    21,845       19,181       20,077
Interest...................................................     5,115        5,721        4,785
Unusual item (Note 5)......................................        --           --        3,200
                                                             --------     --------     --------
  Total....................................................   723,889      603,155      595,812
                                                             --------     --------     --------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND
  CUMULATIVE EFFECT OF ACCOUNTING CHANGES..................    15,668        9,525          901
                                                             --------     --------     --------
PROVISION FOR (BENEFIT FROM) INCOME TAXES (NOTE 12)
Current....................................................     9,550        9,800        6,064
Deferred...................................................    (3,383)      (7,266)      (5,819)
                                                             --------     --------     --------
  Total....................................................     6,167        2,534          245
                                                             --------     --------     --------
INCOME FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT
  OF ACCOUNTING CHANGES....................................     9,501        6,991          656
                                                             --------     --------     --------
DISCONTINUED OPERATIONS (NOTES 3, 4 AND 17)
Income from operations, net of taxes.......................     8,888        6,711        5,796
Income (loss) on disposition, net of taxes.................       377           --      (37,700)
                                                             --------     --------     --------
  Total....................................................     9,265        6,711      (31,904)
                                                             --------     --------     --------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING
  CHANGES..................................................    18,766       13,702      (31,248)
CUMULATIVE EFFECT OF ACCOUNTING CHANGES (NOTES 12 AND
  13)......................................................        --           --      (62,600)
                                                             --------     --------     --------
NET INCOME (LOSS)..........................................  $ 18,766     $ 13,702     $(93,848)
                                                             ========     ========     ========
PER SHARE:
INCOME FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT
  OF ACCOUNTING CHANGES....................................  $    .33     $    .25     $    .02
INCOME (LOSS) FROM DISCONTINUED OPERATIONS.................       .33          .25        (1.17)
CUMULATIVE EFFECT OF ACCOUNTING CHANGES....................        --           --        (2.30)
                                                             --------     --------     --------
NET INCOME (LOSS) PER SHARE................................  $    .66     $    .50     $  (3.45)
                                                             ========     ========     ========

    The accompanying notes are an integral part of the financial statements.

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                           YEARS ENDED DECEMBER 31,
                                                                      -----------------------------------
                                                                       1994         1993          1992
                                                                      -------     ---------     ---------
                                                                                (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...................................................  $18,766     $  13,702     $ (93,848)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation, depletion and amortization........................   32,259        28,758        35,083
    Deferred income taxes and investment tax credit.................    2,669         3,380        (4,900)
    Postretirement benefits other than pensions.....................      826         2,810         5,600
    Unusual items -- noncurrent.....................................       --            --         3,200
    (Gain) loss on disposition of discontinued operations
      (Notes 3 and 4)...............................................     (377)           --        37,700
    Cumulative effect of changes in accounting principles
      (Notes 12 and 13).............................................       --            --        62,600
    Increase (decrease) from changes in:
      Receivables...................................................   (1,154)        3,703        (6,160)
      Inventories...................................................   (3,719)       12,035        (2,966)
      Other current assets..........................................    5,018         2,335         7,996
      Accounts payable..............................................   (7,920)        2,745        (6,026)
      Accrued liabilities...........................................  (11,509)      (24,970)      (17,802)
      Other.........................................................       40        (8,735)        7,603
    Changes in discontinued operations..............................    2,663        11,472         3,745
                                                                      --------    ---------     ---------
  Net cash provided by operating activities.........................   37,562        47,235        31,825
                                                                      --------    ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of property and equipment....................    4,556         1,741         6,806
Capital expenditures................................................  (36,444)      (29,760)      (25,706)
Proceeds from sale of discontinued operations, net of discontinued
  operations cash (Notes 3 and 4)...................................   78,529         6,261        47,929
Discontinued insurance operations:
  Proceeds from sale of bonds and securities........................   47,781       105,052        41,520
  Purchase of bonds and securities..................................  (60,513)     (112,206)      (46,786)
Acquisitions, net of cash acquired (Notes 2 and 15).................  (28,366)           --            --
                                                                      --------    ---------     ---------
  Net cash provided by (used in) investing activities...............    5,543       (28,912)       23,763
                                                                      --------    ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid......................................................  (11,358)      (16,310)      (21,720)
Proceeds from long-term debt........................................      418           223        93,918
Payments on long-term debt..........................................  (17,988)      (27,956)     (101,535)
                                                                      --------    ---------     ---------
  Net cash used in financing activities.............................  (28,928)      (44,043)      (29,337)
                                                                      --------    ---------     ---------
Net increase (decrease) in cash and cash equivalents................   14,177       (25,720)       26,251
                                                                      --------    ---------     ---------
Cash and cash equivalents at beginning of year:
  Other than insurance..............................................    6,220        34,146         9,305
  Discontinued insurance operations.................................    9,408         7,202         5,792
                                                                      --------    ---------     ---------
Total cash and cash equivalents at beginning of year................   15,628        41,348        15,097
                                                                      --------    ---------     ---------
Cash and cash equivalents at end of year:
  Other than insurance..............................................   29,805         6,220        34,146
  Discontinued insurance operations.................................       --         9,408         7,202
                                                                      --------    ---------     ---------
TOTAL CASH AND CASH EQUIVALENTS AT END OF YEAR......................  $29,805     $  15,628     $  41,348
                                                                      ========    =========     =========

    The accompanying notes are an integral part of the financial statements.

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1994         1993
                                                                         --------     --------
                                                                            (IN THOUSANDS
                                                                          EXCEPT SHARE DATA)
ASSETS
Current assets:
Cash and cash equivalents..............................................  $ 29,805     $  6,220
Accounts and notes receivable, less allowance of $2,185 in 1994
  and $1,679 in 1993...................................................    91,858       55,290
Inventories (Note 6)...................................................    73,442       39,954
Deferred income taxes (Note 12)........................................    11,790       18,375
Other current assets...................................................    11,708       16,911
Discontinued operation assets (Note 17)................................     3,537        2,234
                                                                         --------     --------
  Total current assets.................................................   222,140      138,984
                                                                         --------     --------
Property, plant and equipment, net of accumulated depreciation
(Note  7)..............................................................   199,983      175,047
Discontinued operation assets (Note 17)................................    37,491       40,458
Other assets (Note 6)..................................................   170,404       93,226
                                                                         --------     --------
  Total assets other than insurance....................................   630,018      447,715
                                                                         --------     --------
Discontinued insurance assets (Note 3).................................        --      335,962
                                                                         --------     --------
  TOTAL ASSETS.........................................................  $630,018     $783,677
                                                                         ========     ========
LIABILITIES
Current liabilities:
Accounts payable.......................................................  $ 58,500     $ 35,980
Accrued liabilities (Note 8)...........................................    58,487       67,339
Debt payable within one year...........................................     3,714          262
                                                                         --------     --------
  Total current liabilities............................................   120,701      103,581
                                                                         --------     --------
Long-term debt, less debt payable within one year (Note 9).............    69,535       51,188
Other long-term liabilities (Note 8)...................................   187,932      179,054
                                                                         --------     --------
  Total liabilities other than insurance...............................   378,168      333,823
                                                                         --------     --------
Discontinued insurance liabilities (Note 3)............................        --      261,104
                                                                         --------     --------
Commitments and contingencies (Note 10)

STOCKHOLDERS' EQUITY
Capital stock $1.00 par value; authorized shares, 37,500,000; issued
  shares, 31,517,305 in 1994 and 27,250,818 in 1993 (Note 11)..........    31,517       27,251
Treasury stock, 33,498 shares, at cost.................................      (467)          --
Additional capital.....................................................   120,131       63,044
Retained earnings (Note 9).............................................   104,286       98,877
Cumulative foreign currency translation adjustment.....................      (709)          75
Unearned compensation (Note 11)........................................    (2,908)        (497)
                                                                         --------     --------
  Total stockholders' equity...........................................   251,850      188,750
                                                                         --------     --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.............................  $630,018     $783,677
                                                                         ========     ========

    The accompanying notes are an integral part of the financial statements.

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                       FOREIGN
                                                                      CURRENCY
                                   CAPITAL   ADDITIONAL   RETAINED   TRANSLATION     UNEARNED
                                    STOCK     CAPITAL     EARNINGS   ADJUSTMENT    COMPENSATION    TOTAL
                                   -------   ----------   --------   -----------   ------------   --------
                                              (IN THOUSANDS EXCEPT SHARES AND PER SHARE DATA)
BALANCE, DECEMBER 31, 1991.......  $27,145    $  61,921   $217,147     $ 1,577             --     $307,790
                                   -------     --------   --------     -------        -------     --------
Net loss.........................       --           --    (93,848)         --             --      (93,848)
Cash dividends ($.80 per
  share).........................       --           --    (21,720)         --             --      (21,720)
7,183 shares of capital stock
  issued under stock option plan
  (Note 11)......................        7           83         --          --             --           90
Net changes in unrealized gains
  and losses on marketable equity
  securities of discontinued
  insurance operations...........       --           --         56          --             --           56
Change in foreign currency
  translation....................       --           --         --      (1,174)            --       (1,174)
                                   -------     --------   --------     -------        -------     --------
BALANCE, DECEMBER 31, 1992.......   27,152       62,004    101,635         403             --      191,194
                                   -------     --------   --------     -------        -------     --------
Net income.......................       --           --     13,702          --             --       13,702
Cash dividends ($.60 per
  share).........................       --           --    (16,310)         --             --      (16,310)
98,963 shares of capital stock
  issued under stock option plans
  and employment contract (Note
  11)............................       99        1,040         --          --       $   (497)         642
Net changes in unrealized gains
  and losses on marketable equity
  securities of discontinued
  insurance operations...........       --           --       (150)         --             --         (150)
Change in foreign currency
  translation....................       --           --         --        (328)            --         (328)
                                   -------     --------   --------     -------        -------     --------
BALANCE, DECEMBER 31, 1993.......   27,251       63,044     98,877          75           (497)     188,750
                                   -------     --------   --------     -------        -------     --------
Net income.......................       --           --     18,766          --             --       18,766
Cash dividends ($.40 per
  share).........................       --           --    (11,358)         --             --      (11,358)
265,687 shares of capital stock
  issued under stock option and
  incentive plans (Note 11)......      266        3,337         --          --         (2,411)       1,192
Net changes in unrealized gains
  and losses on marketable equity
  securities of discontinued
  insurance operations...........       --           --     (1,999)         --             --       (1,999)
Change in foreign currency
  translation....................       --           --         --        (784)            --         (784)
4,000,000 shares issued for
  acquisition (Note 2)...........    4,000       53,750         --          --             --       57,750
Purchase of 33,497 shares
  for treasury...................      (33)        (434)        --          --             --         (467)
                                   -------     --------   --------     -------        -------     --------
BALANCE, DECEMBER 31, 1994.......  $31,484    $ 119,697   $104,286     $  (709)      $ (2,908)    $251,850
                                   =======     ========   ========     =======        =======     ========

    The accompanying notes are an integral part of the financial statements.

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of Quaker State Corporation and all of its subsidiaries more than 50% owned (the company). Intercompany accounts and transactions are eliminated.

     b. INVENTORIES: Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) basis for all crude oil, the majority of company refined petroleum products and vehicular lighting. For other inventories, including purchased finished lubricating oils and automotive aftermarket products, cost is determined on the first-in, first-out (FIFO) basis.

     c. PROPERTY, PLANT AND EQUIPMENT, AT COST: Costs of buildings and equipment, other than natural gas and crude oil producing properties, are charged against income over their estimated useful lives, using the straight line method of depreciation. Repairs and maintenance, which are not considered betterments and do not extend the useful life of property, are charged to expense as incurred. When property, plant and equipment is retired or otherwise disposed of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in income.

     The company capitalizes interest cost as a part of constructing major facilities. Interest cost capitalized in 1994, 1993 and 1992 was not material.

     d. INCOME TAXES AND INVESTMENT CREDIT: The company uses the liability method of accounting for income taxes. The company accounts for investment credit on the deferral method which recognizes the investment credit as a reduction of the provision for income taxes over the life of the related assets.

     e. EARNINGS PER SHARE: The calculation of earnings per share is based on the weighted average number of shares of capital stock outstanding and capital stock equivalents which would arise from the exercise of stock options.

     f. PRE-OPENING COSTS: Costs associated with the opening of new fast service automobile lubrication centers are expensed as incurred.

     g. CASH EQUIVALENTS: The company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     h. FOREIGN CURRENCY TRANSLATION: For all foreign operations the functional currency is the local currency. The assets and liabilities for the company's foreign operations are translated into U.S. dollars using current exchange rates. Income statement items are translated at average exchange rates prevailing during the period. Exchange gains or losses are not material.

     i. ENVIRONMENTAL EXPENDITURES: Costs in connection with compliance and monitoring of compliance with existing environmental regulations as they relate to ongoing operations are expensed or capitalized as appropriate. Costs associated with remediation efforts resulting from prior activities are recorded no later than at the completion of an environmental site assessment. A liability is recorded earlier if it is probable that a liability exists and a cost can be reasonably estimated. All cleanup estimates are based on current technology. Evaluations of the probability of potential insurance or other third party recoveries are made independently of the liability assessment. Environmental costs are capitalized only if they extend the life, increase the capacity, or improve the safety or efficiency of the property.

     j. INTANGIBLES: Goodwill and other intangible assets arising from acquisitions are being amortized on a straight line basis over periods not exceeding 40 years. The company regularly evaluates whether events or circumstances have occurred that indicate the intangible asset may not be recoverable. When factors indicate the asset may not be recoverable, the company uses an estimate of the related undiscounted future cash flows compared to the carrying value of intangibles to determine if an impairment exists. Adjustments are made if the sum of expected future net cash flows is less than carrying value.

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

     K. ADVERTISING COSTS:  Advertising costs are expensed as incurred.

2. ACQUISITION

     On September 30, 1994, the company acquired all the stock of the Specialty Oil Companies (Specialty) and Westland Oil Company, Inc. (Westland) of Shreveport, Louisiana. Specialty was acquired for $19,500,000. The purchase price of Westland was 4,000,000 shares of capital stock with a market value of $57,750,000. The company also purchased certain related equipment for approximately $1,500,000 and assumed approximately $40,000,000 of debt of the acquired companies of which approximately $22,000,000 was satisfied by the company at the time of closing.

     The agreements also provide for the purchase by the company of certain real property used in the acquired companies' operations for $9,000,000 at a later date. The company indemnified the prior owners for certain loan obligations, tax-related and other liabilities.

     Specialty and Westland are engaged in the blending, packaging, sale and distribution of private label and branded lubricants, antifreeze and greases and the collection and transportation of used motor oil, brake fluid, antifreeze and used oil filters.

     The acquisition has been accounted for under the purchase method and, accordingly, the operating results of Specialty and Westland are included in the accompanying consolidated financial statements from the date of acquisition.

     The acquisition resulted in goodwill of $54,072,000 and other intangible assets, primarily covenants not to compete and brand names, of $26,525,000. These items are being amortized monthly on a straight-line basis over periods of 8 years for $6,525,000 of covenants not to compete and 40 years for the remaining intangible assets.

     The following summary is prepared on a pro forma basis as though Specialty and Westland had been acquired as of the beginning of the periods presented, after including the impact of adjustments, such as amortization of intangible assets, the intercompany sales elimination, and related tax effects. The discontinued insurance and Natural Gas Exploration and Production operations have also been excluded.

                                                                      1994            1993
                                                                   -----------     -----------
                                                                   (UNAUDITED)     (UNAUDITED)
                                                                      (IN THOUSANDS EXCEPT
                                                                       PER SHARE AMOUNTS)
    Revenues.....................................................   $ 981,945       $ 895,197
    Income from continuing operations............................   $  12,216       $   9,506
    Income per share from continuing operations..................   $     .39       $     .30

     The pro forma results are not necessarily indicative of what would have occurred if the acquisition had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combining the operations.

3. DISCONTINUED INSURANCE OPERATIONS

     On August 31, 1994, the company sold the stock of its wholly owned subsidiary, Heritage Insurance Group, Inc., to General Electric Capital Corporation for approximately $82,000,000 paid at the time of closing after satisfaction of certain intercompany obligations. Accordingly, the operating results of the insurance business, including the gain on the sale, have been segregated and reported as a discontinued operation in the accompanying Consolidated Statement of Operations. Prior year financial statements have been reclassified to conform to the current year presentation.

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

     A gain on the sale of $377,000, net of taxes of $2,695,000, was recorded in the third quarter. Taxes related to the sale included $1,969,000 to reflect the probable tax liability which will result from certain tax elections to be made by the purchaser. If the purchaser does not make such elections, the company will record $1,969,000 as additional gain on the sale of discontinued insurance operations at that time.

Condensed income statements for the eight months ended August 31, 1994 and the years ended December 31, 1993 and 1992 are presented below:

                                                         1994         1993          1992
                                                       --------     ---------     ---------
                                                                  (IN THOUSANDS)
    Revenues.........................................  $ 87,566     $ 131,265     $ 114,440
    Costs and expenses...............................   (82,392)     (127,741)     (109,033)
                                                       --------     ---------     ---------
    Income before income taxes.......................     5,174         3,524         5,407
    Provision for (benefit from) income taxes........       790          (286)          569
                                                       --------     ---------     ---------
    Net income.......................................  $  4,384     $   3,810     $   4,838
                                                       ========     =========     =========

     The effective tax rates for discontinued insurance operations differ from the federal statutory rate due primarily to tax exempt interest and dividends received deductions.

     Effective January 1, 1994, the company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" which addresses the accounting and reporting for investments in equity securities that have readily determinable values and for investments in debt securities. This Standard did not have a material impact on the company's financial position and results of operations.

4. DISCONTINUED COAL OPERATIONS

     In December 1992, the company discontinued its coal operations. The operating results of the coal business have been segregated and reported as a discontinued operation in the accompanying Consolidated Statement of Operations. The company recorded an estimated loss on disposal of $37,700,000, net of income tax benefits of $22,700,000.

     The sale of certain coal assets resulted in a payment to be received from the purchaser from 1994 through 2013 which was recorded as an $18,800,000 receivable, at present value at the time of the sale. Amounts in excess of the minimum payment may be received subject to the delivery requirements of a long-term coal sales agreement of the purchaser.

     The cessation of the coal operations continued throughout 1994 and 1993. No adjustments to the 1992 estimated loss on disposition were required as a result of 1994 and 1993 activity.

     The Condensed Statement of Operations relating to the discontinued coal operations for the year December 31, 1992 is presented below:

                                                                          1992
                                                                     ---------------
                                                                     (IN THOUSANDS)
            Revenues...............................................     $  95,140
            Costs and expenses.....................................      (102,181)
                                                                        ---------
            Loss before income taxes...............................        (7,041)
            Income tax benefit.....................................         4,100
                                                                        ---------
            Net income.............................................     $  (2,941)
                                                                        =========

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

     At December 31, 1994 and 1993, assets held for sale of approximately $2,200,000 and $4,400,000, respectively, related to the discontinued coal operations are classified as other current assets in the Consolidated Balance Sheet. Other liabilities at December 31, 1994 and 1993 related to the discontinued coal operations include workers' compensation and black lung liabilities of $21,300,000 and $24,300,000 and health care and death benefit liabilities of $23,400,000 and $25,700,000 respectively.

5. UNUSUAL ITEMS

     In the fourth quarter of 1992, the company's fast lube subsidiary, Q Lube, Inc., recorded a pretax charge of $3,200,000 to reserve for the future replacement of signage and other assets impaired by the planned conversion of existing Minit-Lube stores to the Q lube format.

6. INVENTORIES AND OTHER ASSETS

     Inventories consist of:

                                                                        1994        1993
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Crude oil........................................................  $ 1,328     $ 2,442
    Finished and in-process petroleum products.......................   49,252      23,225
    Other............................................................   22,862      14,287
                                                                        ------      ------
    Total............................................................  $73,442     $39,954
                                                                        ======      ======

     The reserve to reduce the carrying value of inventories from current costs to the LIFO basis amounted to $19,915,000 in 1994 and $18,807,000 in 1993.

     At December 31, 1994 and 1993, $38,268,000 and $19,734,000, respectively, of inventories were valued on the LIFO basis.

     During 1993 and 1992 certain inventory quantities were reduced resulting in liquidations of LIFO inventory. The effect of these liquidations was a decrease in net income of $900,000 or $.03 per share, in 1993 and an increase in net income of $400,000, or $.01 per share, in 1992.

     Other assets consist of:

                                                                        1994        1993
                                                                      --------     -------
                                                                         (IN THOUSANDS)
    Goodwill........................................................  $ 58,656     $ 4,756
    Other intangible assets.........................................    32,861       6,184
    Deferred tax asset..............................................    39,300      45,130
    Notes and royalties receivable..................................    28,726      27,998
    Prepaid pension cost............................................     9,483       8,423
    Other...........................................................     1,378         735
                                                                       -------      ------
    Total...........................................................  $170,404     $93,226
                                                                       =======      ======

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

7. PROPERTY, PLANT AND EQUIPMENT

     Major classes of property, including land and construction work in progress of $45,205,000 in 1994 and $46,961,000 in 1993 are:

                                                                       1994         1993
                                                                     --------     --------
                                                                         (IN THOUSANDS)
    MOTOR OIL
      Refining.....................................................  $ 97,710     $ 97,453
      Marketing....................................................   126,360       98,425
    Q LUBE.........................................................   122,611      118,316
    TRUCK-LITE.....................................................    31,341       33,595
    MATERIALS HANDLING.............................................    12,948       12,948
                                                                      -------      -------
      Subtotal.....................................................   390,970      360,737
    Less: accumulated depreciation.................................   190,987      185,690
                                                                      -------      -------
    Total..........................................................  $199,983     $175,047
                                                                      =======      =======

8. ACCRUED LIABILITIES, OTHER LONG-TERM LIABILITIES AND ADVERTISING EXPENSES

     Accrued liabilities include workers' compensation and health self-insurance, advertising accruals and accrued royalties of $5,704,000, $6,672,000 and $1,330,000, respectively, at December 31, 1994 and $6,888,000,
$9,255,000 and $7,013,000, respectively, at December 31, 1993.

     Other long-term liabilities include postretirement benefits, other employee benefits and environmental reserves of $91,206,000, $48,660,000 and $21,800,000, respectively, at December 31, 1994 and $90,380,000, $53,500,000 and $18,200,000,
respectively, at December 31, 1993.

     Advertising expenses were $77,791,000, $71,297,000 and $67,834,000 in 1994,
1993, and 1992, respectively.

9. LONG-TERM DEBT AND FINANCIAL INSTRUMENTS

     Long term debt consists of:

                                                                        1994        1993
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Senior Notes due 2002 (a)........................................  $50,000     $50,000
    Revolving credit loan due 1997 (b)...............................       --          --
    Revolving credit loan due 1997 (c)...............................    9,000          --
    Term loan due 1997 (c)...........................................   10,184          --
    Other, 3% to 10.50% due in various installments to 2005..........    4,065       1,450
                                                                       -------     -------
         Subtotal....................................................   73,249      51,450
    Less: payments due within one year...............................    3,714         262
                                                                       -------     -------
    Total............................................................  $69,535     $51,188
                                                                       =======     =======

(a) On September 30, 1992, the company issued $50,000,000 of Senior Notes, due September 30, 2002. The notes have a fixed interest rate of 8.73%, are subject to an early prepayment premium and do not require payment on principal until maturity.

(b) This agreement provides for a $45,000,000 revolving line of credit until June 30, 1997, with annual extensions available at the option of the lenders, and has a variable interest rate based, at the option of the

                   QUAKER STATE CORPORATION AND SUBSIDIARIES company, upon prime, LIBOR or CD rates for one, two, three or six month periods. The annual commitment fee is 1/4 percent of the average daily unborrowed funds.

(c) This agreement provides to the company's subsidiary, Westland Oil Company, Inc., a $15,000,000 revolving line of credit and a term loan for $10,720,000 until September 1, 1997. The revolving line of credit and term loan have a variable interest rate based upon LIBOR rates plus one percent. The unpaid balance of the revolving line of credit is to be paid at termination date and the term loan is to be repaid in monthly installments until termination date. The revolving line of credit has an annual commitment fee of 1/4 percent of the average daily unborrowed funds. The loans are collateralized by Westland Oil Company, Inc.'s accounts receivable, inventory and cash funds. In addition, the loans are guaranteed by the current Vice Chairman and Chief Executive Officer, Motor Oil Division and a Vice President of the Motor Oil Division, both previous owners of Westland Oil Company, Inc.

     At December 31, 1994, the company had unused bank lines of credit aggregating $68,200,000 providing for borrowings at various rates.

     The debt agreements contain various restrictions pertaining to tangible net worth, financial ratios, and dividends. Under the most restrictive of these provisions, approximately $19,700,000 of consolidated retained earnings at December 31, 1994, was free of any restrictions as to payment of cash dividends.

     The aggregate long-term debt maturing in the next five years is approximately as follows: 1995-$3,714,000; 1996-$2,720,000; 1997-$15,444,000;
1998-$554,000; 1999-$493,000.

     The fair value of debt at December 31, 1994 was $71,994,000 and for other financial instruments the fair value does not materially differ from the value reflected in the financial statements. The fair value of the instruments was based upon quoted market prices of the same or similar instruments or on a discounted basis using the rates available to the company for instruments of the same remaining maturity.

10. COMMITMENTS, RELATED PARTIES AND CONTINGENCIES

     The company has operating leases for continuing operations in effect for equipment and facilities with initial terms ranging from 2 to 20 years, with renewal options generally being available. Future minimum annual rentals, net of estimated sublease rentals under operating leases of $13,900,000, during each of the next five years are: 1995-$14,200,000; 1996-$11,500,000; 1997-$10,600,000;
1998-$8,800,000; 1999-$7,200,000 and thereafter $56,500,000.

     Rental expenses for continuing operations amounted to approximately $15,500,000 for 1994, $15,200,000 for 1993 and $15,500,000 for 1992, net of
sublease rentals of approximately $3,800,000 for 1994, $3,900,000 for 1993 and $3,600,000 for 1992.

     As part of its acquisition of the Specialty Oil Companies (refer to Note 2) the company assumed the terms of 10 operating leases, which expire in 2004, for facilities located throughout the southwest. These facilities are leased from a real estate firm that is owned, in part, by the current Vice Chairman and Chief Executive Officer of the Motor Oil Division. The amount paid for these leases since October 1994 was $376,000.

     On September 13, 1994, the company's subsidiary, Q Lube Inc. (Q Lube), entered into license and construction agreements with Interline Resources Corporation (Interline) that provide for the exclusive use of Interline's used oil rerefining technology in North America and for the construction of facilities at which the re-refining process will be conducted by Q Lube. Under the agreement Q Lube could pay up to $9,400,000 over six years to maintain the exclusivity rights; however, Q Lube is not obligated to pay in full for these rights. Q Lube paid $500,000 in 1994 for these rights.

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

     Westland Oil Company, Inc. regularly purchases lubricant base stocks from Calumet Lubricants Co., the President of which is a Director of the company. The amount of such purchases in the fourth quarter of 1994 was $393,000 at prices comparable to other purchases. In addition, in October 1994, the company and Legacy Resources Company (Legacy), a limited partnership in which the same Director owns partnership interests, entered into a farmout agreement for the development of certain oil and gas properties owned by the company. The amount paid to the company by Legacy was $364,000.

     In December 1993, the United States commenced a lawsuit against the company in the U.S. District Court for the Northern District of West Virginia. The complaint alleges the company violated the federal Resource Conservation and Recovery Act and the federal Clean Air Act at the Congo refinery on various dates starting in 1980 and seeks civil penalties not to exceed $25,000 per day for each violation. The company intends to vigorously defend this lawsuit. In 1994, the company recorded a charge of $1,000,000 as its estimate of probable liability associated with this lawsuit.

     In addition, the company has received notices from the EPA and others that it is a "potentially responsible party" relative to certain waste disposal sites identified by the EPA and may be required to share in the cost of cleanup. The company has accrued for all matters which are probable and can be reasonably estimated.

     In April 1994, purported class actions were commended in the U.S. District Court for the Western District of Pennsylvania against the company and two other oil companies. The complaints allege violations of Section 1 of the Sherman Act. The company believes there is no basis for the allegations in the complaint and intends to defend the matter vigorously.

     Contingent liabilities of an indeterminate amount exist in connection with suits and claims arising in the ordinary course of business.

     In the opinion of management, all matters discussed above are adequately accrued for or covered by insurance or, if not so provided for, are without merit or the disposition is not anticipated to have a material effect on the company's financial position; however, one or more of these matters could have a material effect on future quarterly or annual results of operations or cash flow when resolved.

11. STOCK OPTIONS AND MANAGEMENT COMPENSATION

     The company has various stock option, incentive and award plans.

     Under these plans, options have been granted to employees to purchase capital stock at a price no less than 100% of the market value on the date of grant. Options granted may not be exercised for at least six months from the date of grant and substantially all options must be exercised within ten years of the date granted.

     Options issued prior to December 31, 1991, also provide for stock appreciation rights (SARs), which are an alternate form of settlement on an option giving an optionee the right, subject to certain conditions, to surrender an option or portion of an option and receive cash and/or shares of capital stock of the company, having a value equal to the appreciation on such option or portion thereof. The change in appreciation of the optioned shares most likely to be surrendered for SARs results in a charge or credit to income as applicable.

     In May 1994, the company's stockholders approved the 1994 Stock Incentive Plan. Under this plan, 1,250,000 shares may be issued and the plan includes stock options, SARs, cash payment rights, restricted shares, performance shares and other share awards. In 1994, 225,800 shares were issued under this plan to certain key employees as follows: (1) 165,800 performance restricted shares and
(2) 60,000 restricted shares. Of the 165,800 performance restricted shares, 65,800 shares are subject to forfeiture if certain three year performance goals are not met and are expensed as compensation expense over the performance period. The remaining 100,000 performance restricted shares are subject to forfeiture if the market price of the company's

                   QUAKER STATE CORPORATION AND SUBSIDIARIES stock does not achieve specified levels prior to August 1999. Compensation expense will be recorded related to these shares upon achieving the specified stock market price levels. The 60,000 restricted shares are subject to certain employment restrictions that expire at various dates through July 1997 and are expensed as compensation expense over the restriction period. As a result of the grant of these shares, the company recognized $485,000 as compensation expense for 1994 and recorded unearned compensation of $2,624,000 at December 31, 1994 on the Consolidated Balance Sheet. Unearned compensation and related compensation expense are adjusted for the performance restricted shares based on the appreciation or depreciation in the company's stock market price.

     In May 1994, the company's stockholders also approved the 1994 Non-Employee Directors' Stock Option Plan. The number of shares which may be issued under this plan is 100,000. Each non-employee who is a member of the Board of Directors of the company is annually granted a non-statutory stock option to purchase 1,000 shares of the company's capital stock. The exercise price for each stock option is the fair market value of the stock on the date the stock option is granted. In 1994, 8,000 shares were granted under this plan.

     In conjunction with the acquisition of the Specialty and Westland Companies (refer to Note 2) employment contracts were issued to certain key employees of those companies. These contracts were for five years and included provisions for a base salary, grants of an aggregate of 390,000 stock options and non-competition clauses that extend three years beyond the end of the employment contracts. Expenses related to these contracts amounted to $237,000 since October 1994.

     During 1993, the company entered into an employment contract with Herbert
M. Baum who was named Chairman and Chief Executive Officer. In 1994 a new contract was executed that provides for annual compensation, a signing bonus, stock award grants and stock option grants. In connection with the stock award grant, the company issued 90,000 shares of capital stock, at no cost, of which 55,000 shares are subject to restrictions which expire at various dates through August 1998. Compensation expense is charged to earnings over the initial employment contract term. The unearned compensation related to these restricted grants was $284,000 and $497,000 at December 31, 1994 and 1993, respectively, on the Consolidated Balance Sheet. In 1994 and 1993, the company recognized $213,000 and $532,000, respectively, as compensation expense for these stock grants and approximately $800,000 and $1,000,000, respectively, for all other provisions of this employment contract. The stock option grant provides for the purchase of 270,000 shares of capital stock at various prices, no less than market value on the date of grant ($11.625 to $17.935), at various dates. These options expire at various dates through June 2005.

     The options outstanding at the end of 1994 were exercisable at $9.4375 to $26.4375 per share except for 648,500 shares which will become exercisable between March 29, 1995 and October 27, 1999 at a range of $11.625 to $17.9375. At December 31, 1994 and 1993, 905,449 and 122,013 shares of capital stock, respectively, are available for grant.

     At December 31, 1994, 1993 and 1992, 2,512,520, 1,465,917 and 1,285,120
shares of capital stock, respectively, were reserved for options outstanding and for options or other awards which may be granted in the future.

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

     Information with respect to shares under option for the aforementioned plans is summarized below:

                                                          1994          1993          1992
                                                        ---------     ---------     ---------
    Outstanding stock options at the beginning of
      year............................................  1,343,904     1,073,414       911,094
    Options granted during the year:
      1994, $13.375 to $16.50 per share
      1993, $11.625 to $17.9375 per share
      1992, $12.4375 per share........................    434,000       378,200       245,250
    Options exercised at $13.125 to $15.9375..........    (40,704)       (8,963)       (7,183)
    Options surrendered upon exercise of SARs.........    (49,296)      (24,287)      (30,567)
    Options lapsed and canceled.......................    (80,833)      (74,460)      (45,180)
                                                        ---------     ---------     ---------
    Outstanding stock options at end of year..........  1,607,071     1,343,904     1,073,414
                                                        =========     =========     =========

12. INCOME TAXES

     Effective January 1, 1992, the company adopted Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes." The cumulative effect of the accounting change was not material.

     Income before income taxes from continuing operations consists of:

                                                              1994        1993       1992
                                                             -------     ------     -------
                                                                    (IN THOUSANDS)
    Domestic...............................................  $12,914     $8,471     $(1,140)
    Foreign................................................    2,754      1,054       2,041
                                                              ------      -----      ------
    Total..................................................  $15,668     $9,525     $   901
                                                              ======      =====      ======

     The components of the provision for income taxes from continuing operations are as follows:

                                                             1994        1993        1992
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Current:
      Federal.............................................  $ 7,170     $ 6,394     $ 2,395
      State...............................................      680       2,056       1,369
      Foreign.............................................    1,700       1,350       2,300
    Deferred:
      Federal.............................................   (2,827)     (4,531)     (3,160)
      State...............................................       44      (1,835)       (859)
      Foreign.............................................     (200)         --        (600)
      Tax credits amortized...............................     (400)       (900)     (1,200)
                                                              -----      ------      ------
    Total.................................................  $ 6,167     $ 2,534     $   245
                                                              =====      ======      ======

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

     The 1993 tax provision benefited from an adjustment of $1,200,000 to deferred taxes for the enacted U.S. tax rate changes and an adjustment to the beginning of the year valuation allowance of $1,400,000 to recognize the realizability of deferred tax assets in future years. A reconciliation from the federal statutory tax rate to the effective tax rate for continuing operations follows:

                                                                       1994     1993      1992
                                                                       ----     -----     -----
                                                                         (% OF PRETAX INCOME)
Federal statutory tax rate...........................................  35.0      35.0      34.0
Add (deduct) the tax effect of:
  Investment credit..................................................  (2.4)     (6.6)    (87.5)
  Net adjustment to valuation allowance..............................    --     (14.3)       --
  Enacted rate change................................................    --     (12.4)       --
  Other tax credits..................................................  (1.2)     (2.1)     (5.7)
  State and foreign income taxes.....................................   4.7      11.7      22.2
  Other, net.........................................................   3.2      15.3      64.2
                                                                       ----     -----     -----
Effective tax rate...................................................  39.3      26.6      27.2
                                                                       ====     =====     =====

     The deferred tax assets and liabilities as of December 31, 1994 and 1993 are as follows:

                                              DEFERRED                     DEFERRED      DEFERRED
                                                TAX       DEFERRED TAX       TAX            TAX
                                              ASSETS      LIABILITIES       ASSETS      LIABILITIES
                                               1994           1994           1993          1993
                                              -------     ------------     --------     -----------
                                                                 (IN THOUSANDS)
    Depreciation, depletion and
      amortization..........................       --       $ 32,553             --       $26,572
    Employee benefits.......................  $56,287             --       $ 56,387            --
    Coal loss provision.....................    1,436             --          6,604            --
    Insurance policy reserves...............       --             --         31,795            --
    Deferred policy acquisition costs.......       --             --             --        20,402
    Due from reinsurers.....................       --             --             --        11,267
    Environmental reserves..................    8,308             --          7,278            --
    Other...................................   14,980          7,595         21,877         7,591
                                              -------        -------       --------       -------
      Subtotal..............................   81,011         40,148        123,941        65,832
    Valuation allowance.....................      539             --          1,101            --
                                              -------        -------       --------       -------
    Total...................................  $80,472       $ 40,148       $122,840       $65,832
                                              =======        =======       ========       =======

     Deferred investment tax credit amounted to $600,000 and $900,000 at December 31, 1994 and 1993, respectively.

13. EMPLOYEE RETIREMENT AND BENEFIT PLANS

     The company has noncontributory pension plans covering substantially all of its employees. Plans covering salaried employees provide pension benefits that are generally based on the employees' compensation and length of service. Plans covering hourly employees provide benefits of stated amounts for each year of service. The company's funding policy is based on an actuarially determined cost method allowable under statutory regulations.

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

     Net pension cost for 1994, 1993, 1992 is summarized below:

                                                           1994         1993         1992
                                                         --------     --------     --------
                                                                   (IN THOUSANDS)
    Service cost benefits earned during the period.....  $  3,675     $  3,130     $  3,996
    Interest cost......................................     9,015        8,840        8,584
    Actual return on assets............................    (1,025)     (13,371)     (11,850)
    Net amortization and deferral......................   (11,188)       1,325         (280)
                                                         --------     --------     --------
    Total pension cost (income)........................       477          (76)         450
    Less: pension cost (income) of discontinued
      operations.......................................       186          204         (753)
                                                         --------     --------     --------
    Pension cost (income) of continuing operations.....  $    291     $   (280)    $  1,203
                                                         ========     ========     ========

     The funded status of the plans is reconciled to prepaid pension cost at December 31, 1994 and 1993 as follows:

                                                                       1994         1993
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Plan assets at fair value, primarily investments in IPG
      insurance contracts and pooled separate accounts.............  $127,623     $135,807
                                                                     --------     --------
    Accumulated benefit obligation, including vested benefits of:
      1994 -- $104,320; 1993 -- $112,052...........................   111,640      120,001
    Effect of future salary increases..............................    11,692       12,681
                                                                     --------     --------
    Projected benefit obligation...................................   123,332      132,682
                                                                     --------     --------
    Plan assets in excess of projected benefit obligations.........     4,291        3,125
    Unrecognized net loss..........................................    16,458       18,035
    Unrecognized transition asset..................................   (11,266)     (12,737)
                                                                     --------     --------
    Prepaid pension cost...........................................  $  9,483     $  8,423
                                                                     ========     ========

     Significant assumptions used in determining net pension costs and related pension obligations are:

                                                                         DECEMBER 31,
                                                                    ----------------------
                                                                    1994     1993     1992
                                                                    ----     ----     ----
    Discount rate.................................................    8%       7%     7 1/2%
    Rate of increase in compensation levels.......................  4 1/2%   4 1/2%   4 1/2%
    Expected long-term rate of return on assets...................    9%       9%       9%

     Former hourly employees of the discontinued coal operations are covered by a pension plan of the United Mine Workers of America (UMWA). Former salaried coal employees are covered by the company's pension plan. Payments made to the plan administered by the UMWA were based on hours worked and were $526,000 and $4,153,000 for 1993 and 1992. As a result of the company's decision to discontinue coal operations in 1992 (refer to Note 4), the company will withdraw from the UMWA plan resulting in an estimated withdrawal liability of approximately $11,000,000. In addition, in 1992 the company recognized a $4,519,000 pension curtailment gain related to the salaried coal employees. The withdrawal liability and the curtailment gain are reflected in the 1992 Consolidated Statement of Operations as a component of the loss on disposition related to the discontinued coal operations.

     In 1994, the Materials Handling operation terminated a pension plan that resulted in a pre-tax gain of $1,100,000.

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

     The company has certain defined contribution plans including a Thrift and Stock Purchase Plan and an Employee Stock Ownership Plan. The 1994 cost of these plans was $2,450,000 and the 1993 and 1992 cost of these plans was $1,100,000 per year.

     In addition to providing pension benefits, Quaker State and certain of its subsidiaries provide health care and life insurance benefits for active and retired employees. These plans are unfunded, and the company retains the right to modify or eliminate these benefits.

     Effective January 1, 1992, the company adopted Statement of Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

     As of January 1, 1992, the company recognized the full amount of its estimated accumulated postretirement benefit obligation on that date, which represented the present value of the estimated future benefits payable to current retirees and a pro rata portion of the estimated benefits payable to eligible active employees after retirement. The accounting change resulted in a one-time charge to 1992 earnings of approximately $62,600,000, net of taxes of $40,100,000, or $2.30 per share. The components of periodic expense for postretirement benefits in 1994, 1993 and 1992 were as follows:

                                                               1994       1993       1992
                                                              ------     ------     -------
                                                                     (IN THOUSANDS)
    Service costs of benefits earned........................  $  805     $  947     $ 1,865
    Interest cost on liability..............................   6,812      7,300       8,485
    Amortization of gain....................................    (115)      (240)         --
                                                              ------     ------     -------
    Net periodic postretirement benefit cost................   7,502      8,007      10,350
    Less: discontinued operations cost......................     267        257       6,591
                                                              ------     ------     -------
    Continuing operations cost..............................  $7,235     $7,750     $ 3,759
                                                              ======     ======     =======

     The accumulated postretirement benefit obligation (APBO) at December 31, 1994 and 1993 is summarized below:

                                                                        1994        1993
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Retirees.........................................................  $74,154     $74,803
    Fully eligible active participants...............................    6,906       6,667
    Other active participants........................................    9,910      13,035
                                                                       -------     -------
    APBO.............................................................   90,970      94,505
    Unrecognized net gain............................................    5,236         875
    Less: current portion............................................   (5,000)     (5,000)
                                                                       -------     -------
    Long-term portion................................................  $91,206     $90,380
                                                                       =======     =======

     As a result of the company's decision during 1992 to discontinue its coal operations (refer to Note 4), it recognized in 1992 a $16,206,000 curtailment gain related to its postretirement benefit plans other than pension plans. This curtailment gain is reflected in the 1992 Consolidated Statement of Operations as a component of the loss on disposition related to the discontinued coal operations.

     For measurement purposes, a 10% annual rate of increase in the per capita claims cost was assumed for 1995, declining gradually to 5% by the year 2002 and thereafter.

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

     Significant assumptions used in determining postretirement benefit expenses and accumulated postretirement benefit obligations are:

                                                                        DECEMBER 31,
                                                                     -------------------
                                                                     1994    1993    1992
                                                                     ---     ---     ---
    Discount rate..................................................   8%     7 1/2%  8 1/2%
    Rate of increase in compensation levels........................  4 1/2%   5%     5 1/2%

     The health care cost trend rate assumption has a significant effect on the APBO and net periodic benefit costs. A 1% increase in the trend rate for health care costs would have increased the APBO at December 31, 1994 by 11% and 1994 service and interest costs by 12%.

     In 1993, the company adopted Statement of Financial Accounting Standard No. 112, "Employers' Accounting for Postemployment Benefits." This Standard requires the cost of benefits provided for former or inactive employees, after employment and before retirement, be recognized on the accrual basis of accounting. The cumulative effect of this accounting change was not material.

14. FINANCIAL RESULTS BY QUARTER

                                                               QUARTERS ENDED
                            -------------------------------------------------------------------------------------
                                 MARCH 31,             JUNE 30,            SEPTEMBER 30,         DECEMBER 31,
                            -------------------   -------------------   -------------------   -------------------
                              1994       1993       1994       1993       1994       1993       1994       1993
                            --------   --------   --------   --------   --------   --------   --------   --------
                                                                  (UNAUDITED)
                                                       (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues (a)..............  $168,515   $144,431   $161,545   $158,217   $179,702   $154,765   $222,872   $149,672
Gross profit
  (a)(b)(c)(d)............    58,586     42,520     50,958     48,162     57,051     48,881     62,500     45,628
Income from continuing
  operations (a)(e).......     2,284        126      1,622      1,169      3,872      5,101      1,724        595
Income (loss) from
  discontinued
  operations..............     3,299      3,277      3,447      3,212      1,526     (1,125)       992      1,347
Net income................  $  5,583   $  3,403   $  5,069   $  4,381   $  5,398   $  3,976   $  2,716   $  1,942
                            ========   ========   ========   ========   ========   ========   ========   ========
PER SHARE:
Income from continuing
  operations..............  $    .08   $    .01   $    .06   $    .04   $    .14   $    .18   $    .06   $    .02
Income (loss) from
  discontinued
  operations..............       .12        .12        .13        .12        .05       (.04)       .03        .05
Net Income................       .20        .13        .19        .16        .19        .14        .09        .07
Dividends.................       .10        .20        .10        .20        .10        .10        .10        .10
                            ========   ========   ========   ========   ========   ========   ========   ========

---------------
(a) In the second quarter of 1995, the company discontinued the Natural Gas Exploration and Production (E & P) business and reported it as a discontinued operation. Amounts exclude E & P activities which are reported as discontinued operations (refer to Note 17). In the second quarter of 1994, the company decided to exit the insurance business and report it as a discontinued operation. Amounts exclude insurance activities which are reported as income from discontinued operations (refer to Note 3).

(b) Gross profit equals total sales and operating revenues less cost of sales and operating costs (excluding depreciation and amortization) and unusual items.

(c) Gross profit for the third and fourth quarter of 1993 was impacted negatively by the effect of LIFO liquidations of approximately $600,000 and $800,000.

(d) Truck-Lite operating results included a $1,500,000 charge recorded in the fourth quarter of 1994 to reserve for future losses associated with a contract to manufacture automotive safety lights.

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

(e) Income from continuing operations in the third quarter of 1994 and 1993 was positively impacted by a change of $1,400,000 due to a reduction in the estimated state tax rate and additional tax credits and a one-time benefit of $1,200,000 related to the change in U.S. corporate tax rate, respectively. Income from continuing operations in the fourth quarter of 1993 was impacted positively by a change of $1,300,000 in estimated taxes, resulting from a lower tax rate due to valuation allowance adjustments and lower earnings in 1993.

15. SUPPLEMENTAL CASH FLOW INFORMATION

                                                              1994        1993       1992
                                                            --------     ------     -------
                                                            (IN THOUSANDS)
    CASH PAID DURING THE YEAR FOR:
      Interest, net of amounts capitalized................  $  5,101     $5,717     $ 6,126
      Income taxes........................................     9,174      9,714      14,581
                                                             =======      =====      ======
    NONCASH INVESTING AND FINANCING ACTIVITIES:
      Supplemental receivable (Note 4)....................        --         --     $18,800
      Preferred stock.....................................        --         --      10,000
      Capital stock issued for acquisition (Note 2).......  $ 57,750         --          --
      Capital stock issued under incentive plan (Note
         11)..............................................     3,109         --          --
                                                             =======      =====      ======
    DETAILS OF ACQUISITION (NOTE 2):
      Fair value of assets acquired.......................  $171,219         --          --
      Liabilities assumed.................................    82,748         --          --
      Stock issued........................................    57,750         --          --
                                                             -------      -----      ------
      Cash paid...........................................    30,721         --          --
    Less: cash acquired...................................     2,355         --          --
                                                             -------      -----      ------
    Net cash paid for acquisition.........................  $ 28,366         --          --
                                                             =======      =====      ======

     In 1992, as a result of the bankruptcy of the purchaser of the McKean and Emlenton plants, the company eliminated preferred stock and deferred income, associated with the sale, from the Consolidated Balance Sheet.

16. SEGMENT INFORMATION

     Information on the company's operations in different segments is contained on pages F-2 and F-3 of this report.

17. SUBSEQUENT EVENTS

     On July 11, 1995, Quaker State completed the acquisition of all the stock of Slick 50 through the merger of Slick 50 into a wholly owned subsidiary of Quaker State named Quaker State -- Slick 50, Inc. The consideration given in the acquisition included payment of approximately $22,000,000 in cash and the issuance of 1,260,403 shares of Quaker State capital stock. In addition, the company paid approximately $11,000,000 to satisfy certain Slick 50 indebtedness outstanding prior to the closing. Under the terms of the Merger Agreement, additional consideration may be payable by Quaker State for Slick 50 stock depending upon the merged company's performance during the fiscal years ending December 31, 1996, 1997 and 1998 but subject to offset for indemnification obligations of Slick 50 stockholders under the Merger Agreement. The acquisition will be accounted for under the purchase method.

     On August 9, 1995 the company sold most of the assets of its Natural Gas Exploration and Production Division. Accordingly, the operating results of the Natural Gas Exploration and Production Division have

                   QUAKER STATE CORPORATION AND SUBSIDIARIES been reclassified as discontinued operations in the Consolidated Statement of Operations for the years ended December 31, 1994, 1993, and 1992. All prior periods have been reclassified to conform to this presentation. Additionally, the assets of the Natural Gas Exploration and Production Division have been reclassified as discontinued operation assets on the Consolidated Balance Sheet as of December 31, 1994 and 1993. Notes to Consolidated Financial Statement have been restated to exclude the Natural Gas and Production Division where the information was available and it was practical to do.

     Condensed income statements for the years ended December 31, 1994, 1993, and 1992 are presented below:

                                                             1994        1993        1992
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Revenues..............................................  $29,751     $28,010     $27,752
    Cost and expenses.....................................   24,364      24,907      23,917
                                                             ------      ------      ------
    Income before income taxes............................    5,387       3,103       3,835
    Provision for (benefit from) income taxes.............      883         202         (64)
                                                             ------      ------      ------
    Net income............................................  $ 4,504     $ 2,901     $ 3,899
                                                             ======      ======      ======

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                          SIX MONTHS ENDED
                                                                       -----------------------
                                                                       6/30/95        6/30/94
                                                                       --------       --------
                                                                        (IN THOUSANDS EXCEPT
                                                                           PER SHARE DATA,
                                                                              UNAUDITED)
Revenues
Sales and operating revenues.........................................  $497,231       $330,060
Other, net...........................................................     5,609          2,073
                                                                       --------       --------
                                                                        502,840        332,133
Costs and expenses
Cost of sales and operating costs....................................   354,136        220,516
Selling, general and administrative..................................   115,711         90,857
Depreciation and amortization........................................    14,570         10,004
Interest.............................................................     3,118          2,403
Unusual item (Note 6)................................................    15,800             --
                                                                       --------       --------
                                                                        503,335        323,780
                                                                       --------       --------
Income (loss) from continuing operations before income taxes.........      (495)         8,353
                                                                       --------       --------
Provision for (benefit from) income taxes
  Current............................................................      (400)         6,000
  Deferred...........................................................       212         (1,317)
                                                                       --------       --------
                                                                           (188)         4,683
                                                                       --------       --------
Income (loss) from continuing operations.............................      (307)         3,670
Income from discontinued operations, net of taxes (Note 11)..........     2,678          6,982
                                                                       --------       --------
Net income (loss)....................................................  $  2,371       $ 10,652
                                                                       ========       ========
Per share:
Income (loss) from continuing operations.............................  $   (.01)      $    .13
Income from discontinued operations..................................       .09            .26
                                                                       --------       --------
Net income (loss) per share..........................................  $    .08       $    .39
                                                                       ========       ========
Weighted average shares outstanding..................................    31,591         27,358
                                                                       ========       ========
Cash dividends paid per share........................................  $    .20       $    .20
                                                                       ========       ========

    The accompanying notes are an integral part of the financial statements.

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                          FOR THE SIX MONTHS
                                                                            ENDED JUNE 30,
                                                                         ---------------------
                                                                           1995         1994
                                                                         --------     --------
                                                                            (IN THOUSANDS,
                                                                              UNAUDITED)
Cash flows from operating activities
Net income.............................................................  $  2,371     $ 10,652
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation, depletion and amortization.............................    19,289       15,465
  Unusual item.........................................................    15,800           --
  Deferred income taxes and investment tax credit......................     1,861         (121)
  Increase (decrease) from changes in:
     Receivables.......................................................   (13,945)      (6,336)
     Inventories.......................................................    (1,988)      (5,182)
     Other current assets..............................................      (268)        (911)
     Accounts payable..................................................     3,245          525
     Accrued liabilities...............................................    (7,924)       1,687
     Other.............................................................   (16,195)      (1,934)
  Changes in discontinued insurance operations.........................        --        5,224
                                                                         --------     --------
       Net cash provided by operating activities.......................     2,246       19,069
                                                                         --------     --------
Cash flow from investing activities
Proceeds from disposal of property and equipment.......................     3,175        1,544
Capital expenditures...................................................   (16,189)     (11,555)
Proceeds from sale of discontinued coal operation assets...............       412        1,568
Discontinued insurance operations
  Proceeds from sale of bonds and securities...........................        --       37,046
  Purchase of bonds and securities.....................................        --      (49,259)
                                                                         --------     --------
       Net cash used in investing activities...........................   (12,602)     (20,656)
                                                                         --------     --------
Cash flow from financing activities
Dividends paid.........................................................    (6,303)      (5,457)
(Payments on) Proceeds from notes payable..............................       (34)         320
Payments on long-term debt.............................................    (1,464)        (137)
                                                                         --------     --------
       Net cash used in financing activities...........................    (7,801)      (5,274)
                                                                         --------     --------
Net increase (decrease) in cash and cash equivalents...................   (18,157)      (6,861)
Cash and cash equivalents at beginning of year:
  Other than discontinued insurance operations.........................    29,805        6,220
  Discontinued insurance operations....................................        --        9,408
                                                                         --------     --------
Total cash and cash equivalents at beginning of year...................    29,805       15,628
                                                                         --------     --------
Cash and cash equivalents at end of period:
  Other than discontinued insurance operations.........................    11,648        3,063
  Discontinued insurance operations....................................        --        5,704
                                                                         --------     --------
Cash and cash equivalents at end of period.............................  $ 11,648     $  8,767
                                                                         ========     ========

    The accompanying notes are an integral part of the financial statements.

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET


                                                                            6/30/95    12/31/94*
                                                                           --------   -----------
                                                                          (UNAUDITED)
                                                                           (IN THOUSANDS EXCEPT
                                                                               SHARE DATA)
ASSETS
Current assets:
Cash and cash equivalents...............................................    $ 11,648    $ 29,805
Accounts and notes receivable, less allowance of $3,049
  at 6/30/95 and $2,185 at 12/31/94.....................................     104,920      91,858
                                                                            --------    --------
Inventories: (Note 2)
  Crude oil.............................................................       1,816         976
  Finished and in-process petroleum products............................      45,533      49,252
  Other.................................................................      27,797      22,862
                                                                            --------    --------
     Total inventories..................................................      75,146      73,090
                                                                            --------    --------
Deferred income taxes...................................................       9,929      11,790
Other current assets....................................................      11,637      11,708
Discontinued operation assets (Note 11).................................      48,052       3,889
                                                                            --------    --------
  Total current assets..................................................     261,332     222,140
Property, plant, and equipment, net of accumulated depreciation
  of $202,126 at 6/30/95 and $190,986 at 12/31/94.......................     199,962     199,983
Discontinued operation assets (Note 11).................................          --      48,257
Other assets............................................................     170,401     159,638
                                                                            --------    --------
     Total assets.......................................................    $631,695    $630,018
                                                                            ========    ========
LIABILITIES
Current Liabilities:
Accounts payable........................................................    $ 61,711    $ 58,500
Accrued liabilities.....................................................      66,363      58,487
Installments on long-term debt..........................................       3,314       3,714
                                                                            --------    --------
  Total current liabilities.............................................     131,388     120,701
                                                                            --------    --------
Long-term debt, less debt payable within one year.......................      68,471      69,535
Other long-term liabilities.............................................     183,456     187,932
                                                                            --------    --------
  Total liabilities.....................................................     383,315     378,168
                                                                            --------    --------
Commitments and contingencies (Note 3)
STOCKHOLDERS' EQUITY
Capital stock, $1.00 par value; authorized shares, 95,000,000;
  issued shares, 31,513,968 at 6/30/95 and 31,517,305 at 12/31/94.......      31,514      31,517
Treasury stock, at cost, 49,786 shares at 6/30/95 and 33,498 shares at
  12/31/94..............................................................        (690)       (467)
Additional capital......................................................     120,757     120,131
Retained earnings.......................................................     100,354     104,286
Cumulative foreign currency translation adjustment......................        (488)       (709)
Unearned compensation...................................................      (3,067)     (2,908)
                                                                            --------    --------
  Total stockholders' equity............................................     248,380     251,850
                                                                            --------    --------
     Total liabilities and stockholders' equity.........................    $631,695    $630,018
                                                                            ========    ========

---------------
* Amounts are from December 31, 1994 audited balance sheet and footnotes.

     The accompanying notes are an integral part of the financial statements.

                          OTHER FINANCIAL INFORMATION

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

     The sales and operating revenues and contributions to income from continuing operations, by industry segment, are as follows:

                                                                           SIX MONTHS ENDED
                                                                         ---------------------
                                                                         6/30/95      6/30/94
                                                                         --------     --------
                                                                            (IN THOUSANDS,
                                                                              UNAUDITED)
Sales and operating revenue
Motor oil..............................................................  $399,577     $235,047
Fast lube..............................................................    60,264       54,126
Truck-Lite.............................................................    49,617       51,218
Materials Handling.....................................................     1,662        1,447
Intersegment sales.....................................................   (13,889)     (11,778)
                                                                         --------     --------
  Total sales and operating revenue....................................  $497,231     $330,060
                                                                         ========     ========
Operating profit (loss)
Motor oil..............................................................  $ 12,874     $  8,268
Fast lube..............................................................     4,140        2,779
Truck-Lite.............................................................     7,343        7,434
Materials Handling.....................................................       481          469
                                                                         --------     --------
Total operating profit from continuing operations......................    24,838       18,950
Corporate income.......................................................     2,577        1,253
Interest expense.......................................................    (3,023)      (2,318)
Corporate expenses.....................................................    (9,087)      (9,532)
Unusual item*..........................................................   (15,800)          --
                                                                         --------     --------
Income (loss) from continuing operations before income taxes...........  $   (495)    $  8,353
                                                                         ========     ========

---------------
* The restructuring charge of $15,800 includes $9,280 that relates to Motor oil.

    The accompanying notes are an integral part of the financial statements.

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

 1. In the opinion of management of Quaker State Corporation (the company), the accompanying financial statements include all adjustments which are necessary to a fair statement of the results for such periods. All of these adjustments are of a normal recurring nature. These statements should be read in conjunction with the financial statements included as a part of the 1994 annual report on Form 10-K.

 2. Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) basis for all crude oil, the majority of company refined petroleum and vehicular lighting products; and on the first-in, first-out (FIFO) basis for other inventories. The reserve to reduce the carrying value of inventories from FIFO basis to LIFO basis amounted to $22,255,000 at June 30, 1995, and $20,267,000 at December 31,
    1994.

         In the second quarter of 1995 certain inventory quantities were reduced resulting in liquidations of LIFO inventory. The effect of these liquidations was an increase in net income of $900,000, or $.03 per share.

 3. In December 1993, the United States commenced a lawsuit against the company in the U.S. District Court for Northern District of West Virginia. The complaint alleges the company violated the federal Resource Conservation and Recovery Act and the federal Clean Air Act at the Congo refinery on various dates starting in 1980 and seeks civil penalties not to exceed $25,000 per day for each violation. The company intends to vigorously defend this lawsuit. However, the ultimate outcome of this litigation cannot presently be determined.

         In addition, the company has received notices from the EPA and others that it is a "potentially responsible party" relative to certain waste disposal sites identified by the EPA and may be required to share in the cost of cleanup. The company has accrued for all matters which are probable and can be reasonably estimated.

         In April 1994, purported class actions were commenced in the U.S. District Court for the Western District of Pennsylvania against the company and two other oil companies. The complaints allege violations of Section 1 of the Sherman Act. In July 1995, the United States District Court certified the proceeding as a class action and denied the defendants' motion for summary judgment. The company believes there is no basis for the allegations in the complaint and intends to defend the matter vigorously.

         Contingent liabilities of an indeterminate amount exist in connection with suits and claims arising in the ordinary course of business.

         In the opinion of management, all matters discussed above are adequately accrued for or covered by insurance or, if not so provided for, are without merit or the disposition is not anticipated to have a material effect on the company's financial position; however, one or more of these matters could have a material effect on future quarterly or annual results of operations when resolved.

 4. The effective tax rate of 38% for continuing operations is higher than the 35% federal rate due to the added impact of state and foreign taxes. The effective tax rate for continuing operations of 38% is lower than the 1994 rate of 56% due to lower income from continuing operations, a reduction in the estimated state tax rate, and other changes in estimates.

 5. On July 11, 1995, Quaker State completed the acquisition of all the stock of Slick 50 through the merger of Slick 50 into a wholly owned subsidiary of Quaker State named Quaker State-Slick 50, Inc. The consideration given in the acquisition included payment of approximately $22,000,000 in cash and the issuance of 1,260,403 shares of Quaker State capital stock. In addition, the company paid approximately $11,000,000 to satisfy certain Slick 50 indebtedness outstanding prior to the closing. Under the terms of the Merger Agreement, additional consideration may be payable by Quaker State for Slick 50 stock depending upon the merged company's performance during the fiscal years ending December 31, 1996,

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

    1997 and 1998 but subject to offset for indemnification obligations of Slick 50 stockholders under the Merger Agreement.

        The source of funds used for cash consideration in the transaction and the payment of Slick 50 indebtedness was borrowing under Quaker State's $45,000,000 Revolving Credit Agreement.

        The acquisition will be accounted for under the purchase method.

 6. On April 28, 1995 the company announced plans to restructure its organization to integrate recent acquisitions, consolidate management and administrative activities, and move its corporate headquarters and Motor Oil Division to the Dallas, Texas area. The company plans to complete the move by the first quarter of 1996. The pre-tax costs and expenses associated with the restructuring and relocating the workforce and closing the headquarters facility in Oil City, Pennsylvania and its administrative unit in Shreveport, Louisiana will approximate $25,000,000. A charge of $15,800,000 was recorded in the second quarter, of which $9,280,000 related directly to the Motor Oil Division. The after tax restructuring charge recorded in the quarter was $9,490,000. The remainder will be expensed as incurred.

 7. On April 28, 1995 the company announced that the Board of Directors approved a $25,000,000 development project for the Red River port in Shreveport, Louisiana, which will become the company's manufacturing and technical headquarters.

 8. The following schedule is prepared on a pro forma basis as though Specialty and Westland had been acquired as of the beginning of 1994, after including the impact of adjustments, such as amortization of intangible assets, intercompany sales elimination and related tax effects.

   For the six months ended June 30, 1994

                                                                 For the Six Months Ended
                                                                         6/30/94
                                                                 ------------------------
                                                                   (in thousands except
                                                                     per share data,
                                                                        unaudited)
        Revenues...............................................          $483,979
        Income from continuing operations (Note 11)............          $  6,520
        Income per share from continuing
          operations...........................................          $   0.21

   The pro forma results are not necessarily indicative of what would have occurred if the acquisition had been in effect for the periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combining the operations.

 9. In March 1995, the Financial Accounting Standards Board issued Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of " which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The new Standard must be implemented in 1996. The company is currently evaluating what effect, if any, this Standard will have on its financial position and results of operations.

10. On May 25, 1995 the company's stockholders approved the Amendment of Quaker State's Certificate of Incorporation to increase the authorized number of shares of Quaker State's capital stock from 37,500,000 to 95,000,000 shares.

11. On July 26, 1995 Quaker State signed a definitive agreement to sell most of the assets of its Natural Gas Exploration and Production Division to Belden & Blake Corporation of Canton, Ohio for a purchase price of $56,000,000 subject to certain possible adjustments. Accordingly, the operating results of Natural Gas Exploration and Production have been reported as a discontinued operation in the accompanying

                   QUAKER STATE CORPORATION AND SUBSIDIARIES

    Consolidated Statement of Operations for the period ending June 30, 1995. Prior year and prior period financial statements have been reclassified to conform to the current period presentation. Completion of the transaction occurred on August 9, 1995. The company expects to record a gain from the sale of these assets which will be reported under discontinued operations in the third quarter.

------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................  2
Information Incorporated by
  Reference...........................  2
The Company...........................  3
Use of Proceeds.......................  4
Capitalization........................  5
Selected Financial Information........  6
Business..............................  8
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................  15
Description of Notes..................  21
Underwriting..........................  29
Notice to Canadian Residents..........  29
Validity of Notes.....................  30
Experts...............................  30
Index to Consolidated Financial
  Statements..........................  F-1

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                          [LOGO]
                       QUAKER STATE
                       CORPORATION

                       $100,000,000

                   6 5/8% Notes Due 2005

                    P R O S P E C T U S


                     CS First Boston

               J.P. Morgan Securities Inc.

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